                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-58971

P_R_O_S_P_E_C_T_U_S_S_U_P_P_L_E_M_E_N_T

(TO PROSPECTUS DATED APRIL 23, 2001)

                                7,500,000 SHARES

                                     [LOGO]

                      COMMON SHARES OF BENEFICIAL INTEREST
                                 -------------

    Keystone Property Trust is offering 7,500,000 common shares of beneficial interest by this prospectus supplement.

    Our common shares are traded on the American Stock Exchange under the symbol "KTR." On April 24, 2001, the last reported sale price of our common shares was $12.00 per share. Following this offering, we intend to file an application to list our common shares for trading on the New York Stock Exchange under the symbol "KTR." There can be no assurance that such application will be approved. If we are able to list our shares on the New York Stock Exchange, we will immediately delist our common shares on the American Stock Exchange.

    INVESTING IN THE COMMON SHARES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS.
                                ----------------

                                                              PER SHARE                 TOTAL
                                                              ---------                 -----
Public offering price.......................................    $12.20               $91,500,000
Underwriting discount.......................................     $.625                $4,687,500
Proceeds, before expenses, to Keystone Property Trust.......   $11.575               $86,812,500

    The underwriters may also purchase up to an additional 1,125,000 common shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The common shares will be ready for delivery on or about April 30, 2001.

                               ------------------

MERRILL LYNCH & CO.

              CREDIT SUISSE FIRST BOSTON

                             FIRST UNION SECURITIES, INC.
                               ------------------

           The date of this prospectus supplement is April 24, 2001.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
About this Prospectus Supplement............................      ii
Cautionary Statements Concerning Forward-Looking
  Information...............................................      ii
Summary.....................................................     S-1
The Company.................................................     S-5
Use of Proceeds.............................................     S-7
Price Range of our Common Shares and Distribution History...     S-8
Capitalization..............................................     S-9
Business Strategy and Operating Plan........................    S-11
Properties..................................................    S-13
Indebtedness................................................    S-16
Management..................................................    S-18
Underwriting................................................    S-23
Legal Matters...............................................    S-25
Experts.....................................................    S-25
Available Information.......................................    S-25

                              PROSPECTUS

Where You Can Find More Information.........................       1
Incorporation of Certain Documents by Reference.............       1
Cautionary Statements Concerning Forward-Looking
  Information...............................................       2
Risk Factors................................................       3
The Company.................................................      11
Use of Proceeds.............................................      11
Financial Ratios............................................      11
Description of Shares of Beneficial Interest................      12
Description of Depositary Shares............................      23
Method of Sale..............................................      25
Federal Income Tax Considerations...........................      27
Legal Matters...............................................      36
Experts.....................................................      36

                            ------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THEIR RESPECTIVE DATES. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

    All references to "we," "our" and "us" in this prospectus supplement means Keystone Property Trust and all entities owned or controlled by us except where it is made clear that the term means only the parent company. The term "you" refers to a prospective investor.

    When used in this prospectus supplement, the phrase "on a fully-converted basis" means in the case of our common shares, assuming the conversion of all outstanding shares of our convertible preferred stock for our common shares and the exchange of all outstanding common and preferred units of limited partnership in our operating partnership, Keystone Operating Partnership, L.P., for our common shares.

    When used in this prospectus supplement, the phrase "funds from operations" ("FFO"), which is a commonly used measurement of the performance of an equity real estate investment trust ("REIT"), as defined by the National Association of Real Estate Investment Trusts, Inc., is net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity.

          CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

    Certain information both included and incorporated by reference in this prospectus supplement and the accompanying prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," or the negative of these words or other similar words or terms. Factors which could have a material adverse effect on the operations and future prospects of our company include, but are not limited to, changes in economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of REITs), availability of capital (debt and equity), interest rates, competition, supply and demand for properties in our current and proposed market areas, general accounting principles, policies and guidelines applicable to REITs and the other factors described under the heading "Risk Factors" beginning on page 3 of the accompanying prospectus. These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference in this prospectus supplement.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus supplement or the accompanying prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. BECAUSE THIS IS A SUMMARY, IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THIS ENTIRE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, ESPECIALLY THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS AND THE "AVAILABLE INFORMATION" SECTION ON PAGE S-25 OF THIS PROSPECTUS SUPPLEMENT, AS WELL AS THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND IN THE ACCOMPANYING PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. UNLESS OTHERWISE INDICATED, (I) ALL FINANCIAL INFORMATION IS PRESENTED AS OF DECEMBER 31, 2000, (II) ALL PROPERTY INFORMATION IS PRESENTED AS OF MARCH 31, 2001 AND (III) WE ASSUME THE UNDERWRITERS' OVER-ALLOTMENT OPTION TO PURCHASE UP TO AN ADDITIONAL 1,125,000 COMMON SHARES IS NOT EXERCISED.

THE COMPANY

    We are a fully integrated, self-administered and self-managed real estate investment trust or "REIT" and one of the largest owners and developers of industrial properties in the Eastern United States. We specialize in the acquisition, development and management of state-of-the-art (big-box) distribution facilities servicing the population concentrated within the northeast corridor. Our goal is to create, through investment, disposition and asset management, the most highly concentrated and focused portfolio of modern distribution properties in the Eastern United States.

    As of March 31, 2001, we owned interests in 128 properties totaling
21.0 million square feet. Our portfolio consists of 96 industrial properties totaling approximately 18.9 million square feet, 31 office properties totaling approximately 2.0 million square feet and an investment in a direct financing lease.

    We consider state-of-the-art distribution facilities to have the following characteristics: at least 300,000 square feet; 28-36 foot clear ceiling heights; 58 by 42 foot column spacing; ESFR (early suppression, fast response) sprinkler systems; flow through loading dock configurations; 150 foot minimum truck courts; and drop-lot trailer parking. We currently operate in six markets:
Central/ Northern New Jersey; Central Pennsylvania; Indianapolis, Indiana; Ohio; New York State; and Greenville, South Carolina. We have recently narrowed our investment and operating focus to primarily include New Jersey, Pennsylvania and Indiana. We believe we can create significant value in these core markets where we have an established presence by building out our considerable development pipeline, completing value-added acquisitions and enhancing the operating performance of our existing properties. In these core markets, we currently control land that will support the development of approximately 10.8 million square feet of industrial properties that we estimate would represent a total investment of approximately $335 million. We intend to prudently develop on a speculative basis as market conditions warrant and also take advantage of build-to-suit opportunities.

    We believe our core markets exhibit very favorable distribution characteristics. The New York/ Northern New Jersey region is one of the busiest cargo areas in the United States. The developed highway and rail infrastructure, combination of JFK, LaGuardia and Newark Airports, the Port of Newark and the Port of Elizabeth places this region among the most active and advanced transportation hubs. Central Pennsylvania is the central hub of the northeast corridor serving both New England and the Mid-Atlantic region. Its highway and rail systems and strong labor pool make Central Pennsylvania an increasingly popular location for lower cost super-regional operations. Indianapolis claims the fastest growing cargo airport in the world and has a strong rail system and network of highways as well. By virtue of this infrastructure, Indianapolis serves as a national distribution hub.

    As of April 19, 2001, our executive officers and trustees owned approximately 28.3% of our fully-converted outstanding common shares and will own 23.7% of our fully-converted common shares upon completion of this offering and our purchase of common shares and common units from Crescent Real Estate Equities Limited Partnership as described below.

    The following table sets forth certain summary information with respect to our properties as of March 31, 2001.

                         SUMMARY OF PROPERTY PORTFOLIO

                                                                      % OF         WEIGHTED
                                         NUMBER OF      SQUARE      PORTFOLIO      AVERAGE       NUMBER
                                         PROPERTIES      FEET      SQUARE FEET   OCCUPANCY(1)   OF LEASES
                                         ----------   ----------   -----------   ------------   ---------
INDUSTRIAL
New Jersey (2).........................      21        5,716,623       27.2%          95.8%         31
Pennsylvania...........................      19        5,096,245       24.2%          98.8%         30
Indiana (3)............................       6        2,194,848       10.4%         100.0%          7
Ohio...................................      11        1,728,224        8.2%          96.2%         13
New York...............................      11        1,320,273        6.3%          99.0%         14
South Carolina.........................      28        2,841,789       13.5%          79.1%         21
                                            ---       ----------      -----                        ---
INDUSTRIAL TOTAL/WEIGHTED AVERAGE......      96       18,898,002       89.8%          94.8%        116

OFFICE
New Jersey.............................       9          509,649        2.4%          96.2%         41
Pennsylvania...........................       2          119,728        0.6%          78.2%         18
New York...............................      20        1,395,362        6.6%          96.2%        104
                                            ---       ----------      -----                        ---
OFFICE TOTAL/WEIGHTED AVERAGE..........      31        2,024,739        9.6%          95.8%        163
                                                      ----------      -----                        ---
OTHER..................................       1          114,000        0.6%         100.0%          1
                                            ---       ----------      -----                        ---

PORTFOLIO TOTAL/WEIGHTED AVERAGE.......     128       21,036,741      100.0%          95.0%        280
                                            ===       ==========      =====                        ===

------------------------
(1) Weighted Average Occupancy represents individual property occupancy as of March 31, 2001 weighted by the ratio of the respective square footage of the individual property to the total square footage of our portfolio.

(2) Seven of these properties totaling 2.1 million square feet (10.0% of Portfolio Square Feet) with a Weighted Average Occupancy of 88.2% are owned through Keystone New Jersey Associates, LLC, a joint venture between our company and CalEast Industrial Investors, LLC. We have a 20% membership interest in the joint venture and, with our management company, act as the joint venture's exclusive acquisition, leasing and management agent. These properties have 11 leases. See "Recent Developments."

(3) One of these properties totaling 798,096 square feet (3.8% of Portfolio Square Feet) with an occupancy of 100.0% is owned in a 50/50 joint venture with an affiliate of Browning Investments, Inc. This property has one lease. See "Recent Developments."

RECENT DEVELOPMENTS

    For the three month period ended December 31, 2000, our funds from operations ("FFO") was $12.3 million as compared to $11.0 million for the same quarter in 1999, representing an 11.8% increase in aggregate FFO. FFO for the year ended December 31, 2000 was $47.3 million as compared to $32.5 million for the year ended December 31, 1999, representing an increase of 45.5% in aggregate FFO.

    On January 5, 2001, 3 Points Associates, LLC, a joint venture between us and an affiliate of Browning Investments, Inc., in which we hold a 50% non-controlling interest, leased an 800,000 square foot distribution facility in Airtech Park outside Indianapolis, Indiana, to Belkin Components under a ten-year lease agreement. The lease requires annual average rental payments of approximately $2.4 million plus reimbursement of all operating expenses.

    On January 5, 2001, we acquired a 504,000 square foot warehouse located in Mechanicsburg, Pennsylvania for approximately $12.1 million. This acquisition was the first phase of a three-phase purchase. On February 8, 2001, we completed the second phase by purchasing a 132,500 square foot warehouse located in Silver Spring, Pennsylvania for approximately $4.2 million. The last phase involved the acquisition of a 146,000 square foot warehouse located in Camp Hill, Pennsylvania for approximately
$3.5 million, which closed on March 23, 2001.

    On January 26, 2001, we sold four office buildings in Pennsylvania totaling 346,168 square feet for approximately $35.8 million.

    On February 6, 2001, we announced the formation of Keystone New Jersey Associates, LLC, a joint venture with CalEast Industrial Investors LLC, a real estate operating company whose members are the California Public Employees Retirement System and LaSalle Investment Management, Inc., to acquire up to
$300 million of industrial properties in New Jersey. We hold a 20% ownership interest in the joint venture and, with our management company, act as the joint venture's exclusive acquisitions, leasing and management agent. We receive market-rate compensation for these services as well as an incentive return on our investment if certain performance targets are met. On March 21, 2001, we contributed seven industrial properties to the joint venture for an aggregate value of $103.8 million consisting of our 20% ownership interest, the assumption of approximately $62.3 million of debt relating to these properties and approximately $33.0 million in cash. These seven properties total approximately
2.1 million square feet. On April 3, 2001, the joint venture purchased an 813,000 square foot warehouse in Cranbury, New Jersey at Exit 8A of the New Jersey Turnpike, for approximately $32.3 million. The property is leased to The Home Depot, Inc. under a lease which expires January 31, 2004, and has 62 acres of developable land upon which the joint venture can build up to an additional 800,000 square feet of space.

    On March 22, 2001, we sold a 597,100 square foot industrial facility located in Mechanicsburg, Pennsylvania, for approximately $27 million.

    In January 2001, we declared a quarterly distribution of $0.31 per share on our common shares relating to the fourth quarter of 2000. On April 3, 2001, we declared a quarterly distribution of $0.31 per share on our common shares relating to the first quarter of 2001, payable on April 30, 2001 to our shareholders of record on April 20, 2001. This quarterly distribution represents a 5.1% increase over the quarterly distribution of $0.295 per share that we declared and paid for the first quarter of 2000. Purchasers of the common shares in this offering will not participate in the quarterly distribution for the first quarter of 2001.

    On April 12, 2001, our Board of Trustees (the "Board") nominated Michael J. Falcone, Donald E. Callaghan, Jonathan D. Eilian and John S. Moody to stand for election as trustees at our 2001 annual meeting of shareholders which is scheduled to take place on June 7, 2001 (the "2001 Meeting"). Mr. Falcone, who has been a trustee since August 1998, has been nominated as a Class II trustee in order to fill the vacancy created by Russell C. Platt, who is resigning due to the policies of his new employer. Messrs. Callaghan, Eilian and Moody have each been nominated for a three-year term expiring at the 2004 annual meeting of shareholders, in order to fill seats being vacated by the Class I trustees whose terms of office expire at the 2001 Meeting. On April 12, 2001, the Board announced that April 25, 2001 is the record date for voting at the 2001 Meeting. Purchasers in this offering will not be eligible to vote at the 2001 Meeting.

    On April 16, 2001, we entered into an agreement to purchase from Crescent all of their common shares in our company and all of their common units in our operating partnership for approximately $30.1 million (subject to reduction for distributions payable on such common shares/units). See "Use of Proceeds." The common shares and common units owned by Crescent represent 9.5% of our fully-converted outstanding common shares. Crescent has advised us that, in narrowing the focus of its own investments, Crescent has determined that its investment in Keystone is of a non-strategic nature and consequently, has decided to divest its entire interest.

                                  THE OFFERING

Common Shares offered by Keystone Property     7,500,000 shares(1)
  Trust......................................

Common Shares outstanding after the            15,521,540(1)(2)(3)
  Offering...................................

Price per Share..............................  $12.20

Use of Proceeds..............................  Proceeds from the sale of common shares by us will be used to repay indebtedness under our
                                               revolving credit facility and to purchase
                                               common shares of our company and common units
                                               of our operating partnership from Crescent.
                                               See "Use of Proceeds."

Risk Factors.................................  See "Risk Factors" and other information included in the accompanying prospectus
                                               beginning on page 3 for a discussion of
                                               factors you should carefully consider before
                                               deciding to invest in our common shares.

American Stock Exchange Symbol...............  KTR(4)

------------------------
(1) This number assumes the underwriters' over-allotment option to purchase up to 1,125,000 common shares is not exercised.

(2) The number of common shares outstanding after the offering excludes common shares issuable upon (i) the conversion of our preferred stock, (ii) the exchange of all outstanding units of common and preferred limited partnership interests in our operating partnership and (iii) exercise of outstanding options under our incentive and stock option plans.

(3) The number of common shares outstanding after the offering excludes 1,693,471 common shares to be purchased from Crescent. See "Recent Developments."

(4) Following this offering, we intend to file an application to list our common shares for trading on the New York Stock Exchange under the symbol "KTR." There can be no assurance that such application will be approved. If we are able to list our shares on the New York Stock Exchange, we will immediately delist our common shares on the American Stock Exchange.

                                  THE COMPANY

GENERAL

    We are a fully integrated, self-administered and self-managed real estate investment trust or "REIT" and one of the largest owners and developers of industrial properties in the Eastern United States. We specialize in the acquisition, development and management of state-of-the-art (big-box) distribution facilities servicing the population concentrated within the northeast corridor.

    As of March 31, 2001, we owned interests in 128 properties totaling
21.0 million square feet. Our portfolio consists of 96 industrial properties totaling approximately 18.9 million square feet, 31 office properties totaling approximately 2.0 million square feet and an investment in a direct financing lease.

    We consider state-of-the-art distribution facilities to have the following characteristics: at least 300,000 square feet; 28-36 foot clear ceiling heights; 58 by 42 foot column spacing; ESFR sprinkler systems; flow through loading dock configurations; 150 foot minimum truck courts; and drop-lot trailer parking. We currently operate in six markets: Central/Northern New Jersey; Central Pennsylvania; Indianapolis, Indiana; Ohio; New York State; and Greenville, South Carolina. We have recently narrowed our investment and operating focus to primarily include New Jersey, Pennsylvania and Indiana. We believe we can create significant value in these core markets where we have an established presence by building out our considerable development pipeline, completing value-added acquisitions and enhancing the operating performance of our existing properties. In these core markets, we currently control land that will support the development of approximately 10.8 million square feet of industrial properties that we estimate would represent a total investment of approximately
$335 million. We intend to prudently develop on a speculative basis as market conditions warrant and also take advantage of build-to-suit opportunities.

    Our industrial properties generated 70.8% of our property net operating income for the year ended December 31, 2000. The following chart shows a breakdown of our industrial property net operating income by market for the year ended December 31, 2000:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

  NEW JERSEY    37.40%
Pennsylvania    26.60%
Indiana         10.20%
Ohio             7.20%
New York         9.30%
South Carolina   9.30%

    Since December 1997, we have acquired 128 properties in 24 separate transactions, including 103 industrial properties, representing a total investment of approximately $910 million. Our asset base has increased over 500% during this time. In addition, we have issued $271.5 million in common and convertible preferred shares and common and convertible preferred units in our operating partnership to various investors and to tax-sensitive sellers seeking to exchange properties for equity in a publicly-traded real estate company. On a selective basis, we have also capitalized on opportunities to leverage our reputation and experience by entering into joint ventures with institutions and local entrepreneurs. As an example, in Indianapolis we entered into a 50/50 joint venture with Browning Investments, Inc. for the master planned development of the 491 acre Airtech Park, immediately adjacent to the Federal Express distribution hub at the Indianapolis airport. Additionally, we have formed a joint venture with CalEast Industrial Investors, LLC to target value-added industrial acquisitions in New Jersey. See "Summary--Recent Developments."

    The supply and demand fundamentals remain strong in our core markets. In general, the New Jersey and Pennsylvania markets can be described as having limited and orderly delivery of new supply, strong net absorption by historical standards and continued rental rate growth. The Indianapolis market remains healthy as well, although the delivery of new supply on a speculative basis resulted in an increase in vacancy in the second half of 2000. The charts below depict the fundamentals of our core markets:

                              Central/Northern NJ:
                           Industrial Market History

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

               96     97     98     99     00
$/SF NNN      $3.95  $4.25  $4.85  $5.15  $5.39
VACANCY RATE   7.5%   7.0%   6.9%   6.6%   4.5%

Source: Cushman & Wakefield of New Jersey

                             Central Pennsylvania:
                           Industrial Market History

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

               96     97     98     99     00
$/SF NNN      $3.25  $3.45  $3.75  $3.95  $4.25
VACANCY RATE  1.70%  2.70%  3.00%  2.00%  4.80%

Source: KTR.NAI/CIR Pre-1998

                               Indianapolis, IN:
                           Industrial Market History

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

               96     97     98     99     00
$/SF GROSS    $3.74  $3.96  $4.25  $3.89  $4.00
VACANCY RATE  4.80%  6.00%  7.40%  6.50%  5.70%

Source: Colliers, Turkey Martin Tucker, CB Richard Ellis

    We believe our core markets exhibit very favorable distribution characteristics. The New York/ Northern New Jersey region is one of the busiest cargo areas in the United States. The developed highway and rail infrastructure, combination of JFK, LaGuardia and Newark Airports, the Port of Newark and the Port of Elizabeth places this region among the most active and advanced transportation hubs. Central Pennsylvania is the central hub of the northeast corridor serving both New England and the Mid-Atlantic region. Its highway and rail systems and strong labor pool make Central Pennsylvania an increasingly popular location for lower cost super-regional operations. Indianapolis claims the fastest growing cargo airport in the world and has a strong rail system and network of highways as well. By virtue of this infrastructure, Indianapolis serves as a national distribution hub.

    In addition to the properties in our core markets, we own properties in Ohio (industrial), Greenville, South Carolina (industrial) and New York State (office and industrial). We do not consider these markets to be core markets for one or more of the following reasons: (i) we have not established a significant presence in the market or any particular submarket, (ii) the properties we own in the market are not consistent with our business strategy and/or
(iii) expected total returns on a risk-adjusted basis are generally inferior to those in our core markets.

    Our predecessor company was founded in 1993 and we reorganized and refocused its operations in December 1997 in a transaction that principally involved Penn Square Properties, Inc., Hudson Bay Partners, L.P. and various entities controlled by the McBride family. All of the former senior executives of Penn Square Properties, Inc. are members of our current executive management team. Crescent Real Estate Equities Limited Partnership was an investor in Hudson Bay prior to Hudson Bay's dissolution in December 1999 and became a shareholder in our company and a unitholder in our operating partnership as a result of such dissolution. In October 1999, we converted to a Maryland real estate investment trust and changed our name to Keystone Property Trust.

    As of April 19, 2001, our executive officers and trustees owned approximately 28.3% of our fully-converted outstanding common shares prior to this offering and will own 23.7% of our fully-converted common shares upon completion of this offering and the Crescent purchase.

    We conduct substantially all of our business through our affiliate, Keystone Operating Partnership, L.P., in which we are the sole general partner and hold an approximate 53% economic interest prior to this offering and will hold a 62% economic interest upon completion of this offering and the Crescent purchase. Common units in our operating partnership may be exchanged by the holders thereof for our common shares on a one-for-one basis, or, at our option, cash. Upon an exchange of common units for common shares, our percentage interest in the operating partnership increases.

    Our executive offices are located at 200 Four Falls Corporate Center, Suite 208, West Conshohocken, Pennsylvania and our telephone number is 484-530-1800. We also maintain regional offices in Allentown and Harrisburg, Pennsylvania; New York City, Albany, and Syracuse, New York; Indianapolis, Indiana; and Greenville, South Carolina.

                                USE OF PROCEEDS

    We expect to receive net proceeds from this offering of approximately
$86.1 million, after deducting underwriting discounts and commissions and offering expenses, or approximately $99.1 million if the underwriters' over-allotment option is exercised in full. We intend to use approximately
$56.7 million of the net proceeds to repay borrowings under our $150 million secured revolving credit facility and approximately $30.1 million (or $12.25 per share/unit) of the net proceeds (subject to reduction to approximately
$29.4 million to adjust for the distribution payable on such common shares/units) to complete the purchase from Crescent of 1,693,471 common shares and 765,807 common units. The last reported sales price on the American Stock Exchange on April 12, 2001, the trading day prior to the execution of the Crescent agreement, was $13.00 per share. No sales commissions were payable in connection with the Crescent transaction. This use of proceeds may take the form of repayment of borrowings under our credit facility that were used to purchase these securities. Additionally, we may use a portion of the proceeds to fund a portion of our development pipeline and for other working capital purposes. As of March 31, 2001, our credit facility had an aggregate of approximately
$105.7 million outstanding at an interest rate of 7.52% and matures in April 2002.

           PRICE RANGE OF OUR COMMON SHARES AND DISTRIBUTION HISTORY

    Our common shares are listed on the American Stock Exchange under the symbol "KTR." Following this offering, we intend to file an application to list our common shares for trading on the New York Stock Exchange under the symbol "KTR." There can be no assurance that such application will be approved. If we are able to list our shares on the New York Stock Exchange, we will immediately delist our common shares on the American Stock Exchange.

    The following table sets forth the high and low sale prices of our common shares for certain periods on the American Stock Exchange and the quarterly distribution paid per share during those periods.

                                                                PRICE RANGE OF      DISTRIBUTION
                                                                 COMMON SHARES        PAID PER
QUARTERLY PERIOD                                                HIGH       LOW      COMMON SHARE
----------------                                              --------   --------   ------------
1999
  First Quarter.............................................   $15 5/8    $12 5/8      $.265
  Second Quarter............................................   $16 7/8    $12 3/4      $.265
  Third Quarter.............................................   $16 1/2    $14 1/16     $.295
  Fourth Quarter............................................   $16 1/8    $14 1/2      $.295

2000
  First Quarter.............................................   $15 1/2    $12 3/8      $.295
  Second Quarter............................................   $13 3/4    $12 5/8      $.295
  Third Quarter.............................................   $14 7/16   $12          $.310
  Fourth Quarter............................................   $13 1/16   $12 5/16     $.310

2001
  First Quarter.............................................   $14.19     $12.75       $.310
  Second Quarter (through April 24, 2001)...................   $13.60     $12.00       $.310(1)

------------------------

(1) On April 3, 2001 we declared a quarterly distribution of $0.31 per common share which will be paid on April 30, 2001 to shareholders of record as of the close of business on April 20, 2001. Purchasers of common shares in this offering will not participate in this distribution.

    The last reported sale price of our common shares on the American Stock Exchange on April 24, 2001 was $12.00 per common share. As of December 31, 2000, we had 142 shareholders of record and believe that we had in excess of 900 beneficial holders. Based on the last reported sale price of our common shares on April 24, 2001, the current dividend yield was 10.3%. Dividend yield represents the ratio of our last quarterly distribution annualized to our price per share on the American Stock Exchange.

    Since our initial public offering in 1993, we have paid regular and uninterrupted distributions. We intend to continue to declare quarterly distributions on our common shares. However, we cannot be certain of the amounts of future quarterly distributions because they depend on our cash flow from operations, earnings, financial condition, capital requirements, and other factors that the Board believes are important. Our Board meets each year during the third quarter to evaluate our distribution policies. Pursuant to our declaration of trust and our operating partnership's agreement of limited partnership, we must pay quarterly distributions on our preferred stock and our operating partnership must pay distributions on its preferred units prior to us paying quarterly distributions on our common shares. From the first quarter of 1999 through the first quarter of 2001, the quarterly distribution on our common shares grew by 17.0%. For the year ended 2000, we determined that 20.99% of the per share distributions represented return of capital to our shareholders for income tax purposes. No portion of the per share distributions made during 1999 represented a return of capital. Additionally, distributions on common shares for 2000 and 1999 represented 65.1% and 63.3% of our FFO, respectively. We cannot promise that our distribution policies will not change in the future.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 2000 on
(i) a historical basis, (ii) a pro forma as adjusted basis giving effect to the acquisitions and related borrowings and dispositions and related repayments of indebtedness described in our Current Report on Form 8-K filed with the SEC on April 5, 2001 as well as the repayment of an additional $17.4 million of indebtedness under our revolving credit facility and (iii) pro forma as further adjusted giving effect to this offering and the application of the net proceeds thereof (including the Crescent purchase) as described under "Use of Proceeds" (the "Offering Transactions"). The information set forth in the following table should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements and notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2000, incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                            AS OF DECEMBER 31, 2000
                                                              ---------------------------------------------------
                                                                                                   PRO FORMA
                                                                                                  AS FURTHER
                                                                                               ADJUSTED FOR THE
                                                                               PRO FORMA           OFFERING
                                                              HISTORICAL    AS ADJUSTED(1)    TRANSACTIONS(1)(2)
                                                              -----------   ---------------   -------------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE/UNIT DATA)
Debt:
  Mortgage Notes Payable....................................   $491,642        $388,532            $388,532
  Revolving Credit Facility.................................    124,927         103,385              46,645
                                                               --------        --------            --------
    Total Debt..............................................    616,569         491,917             435,177
Minority Interest in Operating Partnership including $80,295 of Convertible Preferred Units, liquidation preference of
  $25 per unit..............................................    157,005         157,005             149,352
Shareholders' Equity:
  Convertible Preferred Stock, Series A, $.001 par value,
    800,000 shares authorized, issued and outstanding on a
    historical, pro forma as adjusted and pro forma as
    further adjusted basis, liquidation preference of $25
    per share(3)............................................          1               1                   1
  Convertible Preferred Stock, Series B, $.001 par value,
    4,200,000 shares authorized and 803,871 issued and
    outstanding on a historical, as adjusted and pro forma
    as further adjusted basis, liquidation preference of $25
    per share(3)............................................          1               1                   1
  Convertible Preferred Stock, Series C, $.001 par value,
    800,000 shares authorized, issued and outstanding on a
    historical, pro forma as adjusted and pro forma as
    further adjusted basis, liquidation preference of $25
    per share(3)............................................          1               1                   1
  Common Shares, $.001 par value, 65,000,000 shares
    authorized, 9,321,296 shares issued and outstanding on a
    historical and pro forma as adjusted basis, 15,521,540
    shares issued and outstanding on a pro forma as further
    adjusted basis(4).......................................          9               9                  16
Additional paid-in capital..................................    182,067         182,067             246,453
Loans to executive officers and employees to purchase common
  shares....................................................     (4,033)         (4,033)             (4,033)
Cumulative net income.......................................     21,516          21,516              21,516
Cumulative distributions....................................    (32,633)        (32,633)            (32,633)
                                                               --------        --------            --------
    Total Shareholders' Equity..............................    166,929         166,929             231,322
                                                               --------        --------            --------
Total Capitalization........................................   $940,503        $815,851            $815,851
                                                               ========        ========            ========

------------------------------

(1) Pro forma for the effect of the following transactions which have occurred since December 31, 2000:

    - the sale of a 597,100 square foot industrial facility located in Pennsylvania for approximately $27 million.

    - the sale of four office buildings located in Pennsylvania totaling 364,168 square feet for approximately $35.8 million.

    - the acquisition of 782,500 square feet of warehouse facilities located in Pennsylvania for approximately $19.8 million.

    - the contribution of seven industrial properties located in New Jersey aggregating approximately 2.1 million square feet to Keystone New Jersey Associates, LLC for approximately $103.8 million consisting of our 20% membership interest in the joint venture, the assumption of approximately $62.3 million of debt relating to these properties and approximately $33.0 million in cash.

(2) Pro forma for the effect of the following events:

    - the offering of 7,500,000 common shares at a share price of $12.20, which will result in net proceeds to us of $86.1 million.

    - use of the net proceeds from the offering to repay $56.7 million of borrowings under our $150 million secured revolving credit facility and to complete the purchase from Crescent of 1,693,471 common shares and 765,807 common units for approximately $29.4 million. See "Use of Proceeds."

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(FOOTNOTES CONTINUED FROM PREVIOUS PAGE)

------------------------------

(3) Each share of Series A Convertible Preferred Stock is convertible at a conversion price of $16.50 per share. Each share of Series B Convertible Preferred Stock is convertible at a conversion price of $16.00 per share. Each share of Series C Convertible Preferred Stock is convertible at a conversion price of $15.75 per share.

(4) Does not include (i) the exchange of all outstanding units of common and preferred limited partnership interests in our operating partnership,
    (ii) 2,338,242 common shares reserved for issuance under our incentive and stock option plans, including 1,329,687 common shares issuable upon exercise of all outstanding options granted under those plans, (iii) up to 1,125,000 common shares that may be issuable upon exercise of the underwriters' over-allotment option or (iv) the common shares, if any, issuable upon the exercise of the purchase rights described in "Underwriting--Sale of Similar Securities."

                      BUSINESS STRATEGY AND OPERATING PLAN

BUSINESS STRATEGY

    Our primary business objective is to maximize return on invested capital and thereby generate growth in per share cash flow and net asset value. We believe this will enable us to maximize our total return to our common shareholders over the long term. We are primarily focused on the industrial real estate business because we believe it offers the opportunity to generate attractive current returns on invested capital through stable cash flow and attractive total returns on a risk-adjusted basis through the preservation of capital. Our goal is to create, through investment, disposition and asset management, the most highly concentrated and focused portfolio of modern distribution properties in the Eastern United States. In order to accomplish our objective, we are executing the following strategy:

    - Concentrate on the development of well-located, state-of-the-art distribution facilities designed to meet the demands of today's efficiency-driven tenants.

    - Focus on a few selected markets serving the Eastern United States and primarily the population concentrated within the northeast corridor and be recognized as one of the leading owners and developers in those markets.

    - Select submarkets within those markets where there are barriers to the creation of new supply as a result of difficult zoning and/or other regulatory requirements, topographical constraints or lack of developable land.

    - Opportunistically acquire assets which increase our penetration in the markets in which we have chosen to concentrate and which exhibit an opportunity to improve returns through repositioning and re-leasing as existing leases terminate.

    - Maintain a stable platform of operating cash flow through pro-active portfolio management that emphasizes the on-going mitigation of exposure to expiring leases, maintaining customer diversification, and minimizing recurring costs associated with re-tenanting as well as repairs and maintenance.

OPERATING PLAN

    We believe that we are well positioned to create significant value through the redeployment of capital currently invested in properties that do not fit our business strategy or from which we can realize embedded value. Our investment activity is primarily focused in our core markets--Central/ Northern New Jersey, Central Pennsylvania and Indianapolis. We believe each of these markets exhibits the unique characteristics of distribution hubs--access to highways, airports, railways and seaports as well as proximity to major population centers. We believe these characteristics will continue to drive demand for the most efficient state-of-the-art properties.

    DEVELOPMENT. Our development pipeline is a key element creating value under our operating plan. We have projects in various stages of development totaling approximately 3.5 million square feet and representing over $120 million in invested capital. Our development strategy calls for the prudent delivery of state-of-the-art products, built to the highest user specifications. We are primarily constructing distribution facilities with large footprints (in excess of 500,000 square feet) that are designed to capitalize on national distribution trends, which are moving away from smaller warehouse facilities toward larger regional facilities. Due to land constraints in our core markets, these big-box properties are often unique in their size and therefore we believe they are impacted less by competition from more conventional industrial buildings. Outside of New Jersey and Central Pennsylvania, our development activity is likely to involve joint venture partners, as we have done in Indianapolis.

    ACQUISITIONS. As a complement to our development activities, we intend to acquire select properties in New Jersey and Central Pennsylvania. In New Jersey, our acquisition activity will be primarily conducted through our recently formed joint venture with CalEast. See "Summary--Recent Developments." We are targeting value-added acquisition opportunities, which are total return oriented and offer additional upside potential through leasing rollover or property repositioning. In Central Pennsylvania, we intend to acquire properties that complement our dominant market position and increase the overall value and desirability of our industrial portfolio. Acquisition activity outside of the New Jersey joint venture will generally be the by-product of our tax deferral initiatives in the form of "1031" like-kind exchanges.

    ASSET MANAGEMENT. We believe that opportunities exist to increase cash flow from our existing properties because they are generally newer (average age less than nine years), high quality and in desirable locations in markets that, in general, continue to experience rising rents, low vacancy rates and stable demand. We continually evaluate leasing strategies in light of changing market conditions in order to maximize our long-term return on invested capital. We intend to increase the value of our portfolio through the disposition of properties that do not fit the business strategy outlined above and reallocation of capital to investments that allow us to maximize risk adjusted returns.

    We intend to fund our operating plan from internal sources of capital, including cash flow from operations and the ongoing recycling of capital from the disposition of our office and non-core industrial properties. We believe that proceeds from this offering will enhance our financial flexibility and enable us to execute our operating plan more effectively. Our ratio of debt to undepreciated assets will be reduced from approximately 57% as of March 31, 2001 to approximately 50% following this offering and our interest coverage ratio (income from operations, excluding gains or losses from property sales and asset valuation reserves, plus depreciation and amortization expense and interest expense divided by the total interest expense) would have increased from 2.0x for the year ending December 31, 2000 to 2.3x for the year ending December 31, 2000, as adjusted for this offering. We intend to employ financial leverage in our operating plan in a manner consistent with the levels following the offering.

                                   PROPERTIES

OVERVIEW

    As of March 31, 2001, our portfolio consisted of interests in 128 properties (the "Properties") totaling 21.0 million square feet. We have 96 industrial properties totaling 18.9 million square feet (comprising 89.8% of our portfolio on a square footage basis), 31 office buildings totaling 2.0 million square feet (comprising 9.6% of our portfolio on a square footage basis) and an investment in a direct financing lease. The following statistics are indicative of the quality of our industrial portfolio:

    - 65% have 300,000 or more square feet;

    - 37% have 500,000 or more square feet;

    - 89% have 24 foot or greater clear ceiling heights;

    - Weighted average age is 8.5 years;

    - Average lease term is 5.7 years; and

    - Average tenant size is 160,000 square feet.

    The following table sets forth certain information with respect to each of the Properties as of March 31, 2001.

                                                    # OF                          YEAR BUILT/
BUILDINGS                                         BUILDINGS       LOCATION         RENOVATED    SQUARE FEET
---------                                         ---------   -----------------   -----------   -----------
INDUSTRIAL:
118 Moonachie Avenue(1)                             1         Carlstadt, NJ          1989           243,751
21 Cranbury Road                                    1         Cranbury, NJ           1998           845,835
24 Abeel Road                                       1         Cranbury, NJ           1978            40,000
34 Englehard Drive                                  1         Cranbury, NJ           1982           203,404
100-400 Nixon Lane(1)                               1         Edison, NJ             2000           851,907
One Nixon Lane(1)                                   1         Edison, NJ             1987           192,829
1701 Pollitt Drive                                  1         Fair Lawn, NJ          1968           105,367
1905 Nevins Road                                    1         Fair Lawn, NJ          1955           151,700
22 Madison Road                                     1         Fairfield, NJ          1980            39,785
400 Cabot Drive                                     1         Hamilton Twp., NJ      1990           585,510
5 Thornton Road                                     1         Oakland, NJ          1973/81          151,874
2 Volvo Drive                                       1         Rockleigh, NJ        1966/95           67,460
301-321 Herrod Blvd.                                1         S. Brunswick, NJ       1989           610,949
200-250 Kennedy Drive(1)                            1         Sayreville, NJ         1988           164,267
300-350 Kennedy Drive(1)                            1         Sayreville, NJ         1988           161,987
309 Kennedy Drive(1)                                1         Sayreville, NJ         1996           202,000
409 Kennedy Drive(1)                                1         Sayreville, NJ         1996           225,831
30 Stults Road                                      1         S. Brunswick, NJ       1974            64,285
200 Industrial Avenue                               1         Teterboro, NJ          1998           332,352
Four Applegate Drive                                1         Washington, NJ         1998           265,000
5 Henderson Drive                                   1         W. Caldwell, NJ      1967/90          210,530
                                                    ----                                        -----------
SUBTOTAL NJ INDUSTRIAL                              21                                            5,716,623
                                                    ====                                        ===========

2400, 2404, 2410 Gettysburg Road                    3         Camp Hill, PA        1952/93          182,770
1440 Sheffler Drive                                 1         Chambersburg, PA       1996           355,200
1465 Nitterhouse Drive                              1         Chambersburg, PA       1995           420,000
2294 Molly Pitcher Highway                          1         Chambersburg, PA       1986           621,400
One Tabas Lane                                      1         Exton, PA              1970           150,027
Two Tabas Lane                                      1         Exton, PA            1970/91          150,000
21 Roadway Drive                                    1         Harrisburg, PA         1988           407,100
221 South 10th Street                               1         Lemoyne, PA            1997           885,802
1001, 1011 AIP Drive                                2         Middletown, PA         1991           284,262
100 Oakhill Road                                    1         Mountaintop, PA        1996           105,000

                                                    # OF                          YEAR BUILT/
BUILDINGS                                         BUILDINGS       LOCATION         RENOVATED    SQUARE FEET
---------                                         ---------   -----------------   -----------   -----------
1 Phillips Drive                                    1         Mountaintop, PA      1991/93          400,000
1091 Arnold Road                                    1         Reading, PA            1996           133,055
1157 Arnold Road                                    1         Reading, PA            1995           219,120
420 Salem Church Road                               1         Mechanicsburg, PA      1973           504,321
75 Pleasant View Road                               1         Mechanicsburg, PA      1977           132,548
811 Spangler Road                                   1         Camp Hill, PA          1968           145,640
                                                    ----                                        -----------
SUBTOTAL PA INDUSTRIAL                              19                                            5,096,245
                                                    ====                                        ===========

4400 W. 96th Street                                 1         Indianapolis, IN       1998           100,000
6402 Corporate Drive                                1         Indianapolis, IN       1996           162,608
501 Airtech Park                                    1         Indianapolis, IN       2000           495,740
8677 Logo Court                                     1         Indianapolis, IN       1993           599,152
351 West 10th Street                                1         Indianapolis, IN       1999            39,252
558 Airtech Parkway(2)                              1         Indianapolis, IN       2001           798,096
                                                    ----                                        -----------
SUBTOTAL IN INDUSTRIAL                              6                                             2,194,848
                                                    ====                                        ===========

300 Enterprise Drive                                1         Bellevue, OH           1998           181,838
1311 Majestic Drive                                 1         Fremont, OH            1993           143,400
1411 Majestic Drive                                 1         Fremont, OH            1995           181,350
600 Hagerty Drive                                   1         Fremont, OH         1980/86/87        126,250
605 Hagerty Drive                                   1         Fremont, OH            1991            76,464
670 Hagerty Drive                                   1         Fremont, OH         1980/88/90        100,272
800 Hagerty Drive                                   1         Fremont, OH            1987            30,150
5555 Massillon Road                                 1         Green, OH              1996           255,000
16725 Square Drive                                  1         Marysville, OH         1987           133,500
1030 South Edgewood Drive                           1         Urbana, OH             1988           200,000
3530 East Pike                                      1         Zanesville, OH         1991           300,000
                                                    ----                                        -----------
SUBTOTAL OH INDUSTRIAL                              11                                            1,728,224
                                                    ====                                        ===========

Northeastern Industrial Park, Bldg. 21              1         Albany, NY             1989           100,000
Northeastern Industrial Park, Bldg. 22              1         Albany, NY             1988           104,000
Northeastern Industrial Park, Bldg. 8               1         Albany, NY           1950/97          192,645
4 Marway Circle                                     1         Gates, NY            1976/77           60,000
5 Marway Circle                                     1         Gates, NY            1976/77           51,300
8 Marway Circle                                     1         Gates, NY            1976/77           62,880
4472 & 4480 Steelway Blvd.                          4         Liverpool, NY          1977           655,500
Mt. Ebo                                             1         Mt. Ebo, NY            1998            93,948
                                                    ----                                        -----------
SUBTOTAL NY INDUSTRIAL                              11                                            1,320,273
                                                    ====                                        ===========

104 Hidden Lake Circle                              1         Duncan, SC           1986/92          142,500
122 Hidden Lake Circle                              1         Duncan, SC             1998           303,091
Augusta Road Industrial Park                        2         Greenville, SC         1996           360,000
Outlaw Industrial Park                              3         Greenville, SC       1994/97          302,000
Rocky Creek Business Park                           5         Greenville, SC         1997           159,400
White Horse Industrial Park                         7         Greenville, SC       1989/97          390,000
1221 South Batesville Road                          1         Greer, SC            1970/85          434,798
Buncombe Road Industrial Park                       5         Greer, SC            1988/95          350,000
Piedmont Highway Industrial Park                    3         Piedmont, SC         1995/97          400,000
                                                    ----                                        -----------
SUBTOTAL SC INDUSTRIAL                              28                                            2,841,789
                                                    ====                                        ===========
TOTAL INDUSTRIAL PROPERTIES                         96                                           18,898,002
                                                    ====                                        ===========

                                                    # OF                          YEAR BUILT/
BUILDINGS                                         BUILDINGS       LOCATION         RENOVATED    SQUARE FEET
---------                                         ---------   -----------------   -----------   -----------
OFFICE:
Corporate Center 15                                 1         Mechanicsburg, PA      1979            55,574
Treeview Corporate Center                           1         Wyomissing, PA         1991            64,154
                                                    ----                                        -----------
SUBTOTAL PA OFFICE                                  2                                               119,728
                                                    ====                                        ===========

1500 Pollitt Drive                                  1         Fair Lawn, NJ        1970/92           18,614
1600 Route 208                                      1         Fair Lawn, NJ          1983            52,531
1900 Pollitt Drive                                  1         Fair Lawn, NJ       1970/84/95         77,262
22-08 Route 208                                     1         Fair Lawn, NJ        1968/98           75,857
128 Bauer Drive                                     1         Oakland, NJ            1981            41,450
40 Potash Road                                      1         Oakland, NJ            1992            60,994
95 Bauer Drive                                      1         Oakland, NJ          1974/91            6,792
99 Bauer Drive                                      1         Oakland, NJ            1971            20,449
1655 Valley Road                                    1         Wayne, NJ              1989           155,700
                                                    ----                                        -----------
SUBTOTAL NJ OFFICE                                  9                                               509,649
                                                    ====                                        ===========

8 Airline Drive                                     1         Albany, NY             1997            59,295
15 Columbia Circle                                  1         Albany, NY             1995            82,608
Nine Columbia Circle                                1         Albany, NY             1992            10,734
One Columbia Circle                                 1         Albany, NY             1991            68,895
17 Columbia Circle                                  1         Albany, NY             1995            66,000
13 Columbia Circle                                  1         Albany, NY             1996            21,468
Three Columbia Circle                               1         Albany, NY             1992            78,971
5000 Campuswood Drive                               1         East Syracuse, NY      1988            32,636
5009 Campuswood Drive                               1         East Syracuse, NY      1989             6,584
5010 Campuswood Drive                               1         East Syracuse, NY      1989            70,215
5015 Campuswood Drive                               1         East Syracuse, NY      1991            99,933
125 Indigo Creek Drive                              1         Greece, NY             1992            26,700
6 British American Boulevard                        1         Latham, NY             1980            70,004
1045 James Street                                   1         Syracuse, NY           1992            50,000
250 South Clinton Street                            1         Syracuse, NY           1991           182,576
308 Maltbie Street                                  1         Syracuse, NY           1992            26,221
400 West Division Street                            1         Syracuse, NY           1992            38,051
507 Franklin Square                                 1         Syracuse, NY           1991            71,449
One Clinton Square                                  1         Syracuse, NY           1991            39,609
One Park Place                                      1         Syracuse, NY           1983           293,413
                                                    ----                                        -----------
SUBTOTAL NY OFFICE                                  20                                            1,395,362
                                                    ====                                        ===========
TOTAL OFFICE PROPERTIES                             31                                            2,024,739
                                                    ====                                        ===========

OTHER:
88 Mary Street                                      1         Paterson, NJ           1976           114,000
                                                    ----                                        -----------

TOTAL PORTFOLIO                                    128                                           21,036,741
                                                    ====                                        ===========

--------------------------
(1) In March 2001, these properties were contributed to Keystone New Jersey Associates, LLC, a joint venture between our company and CalEast Industrial Investors, LLC. We own a 20% membership in, and, together with our management company, act as exclusive acquisition, leasing and management agent to, the joint venture. See "Summary-Recent Developments."

(2) This property is held in a 50/50 joint venture between our company and an affiliate of Browning Investments, Inc. See "Summary-Recent Developments."

                                  INDEBTEDNESS

    The following table sets forth our mortgage indebtedness outstanding, excluding debt premiums, as of December 31, 2000.

                          BALANCE AS OF
                           DECEMBER 31,    INTEREST                       ANNUAL
LENDER                         2000          RATE     MATURITY DATE      PAYMENTS             COLLATERAL
------                    --------------   --------   -------------   --------------   ------------------------
                          (IN THOUSANDS)                              (IN THOUSANDS)
VARIABLE RATE DEBT
Fleet-Bank Boston Credit
  Facility                  $  124,927      9.06 %       04/02           $ 11,318      Various(1)
First Union National
  Bank                          15,671      9.06 %       05/02              1,422      Various(2)
First Union National
  Bank                           7,486      8.63 %       04/01                646      3535 Winchester Road(3)
                                                                                       Keystone Cranbury
Key Commercial Mortgage          3,304      8.88 %       12/02                293      West-Phase II(4)
                                                                                       Keystone Cranbury
Key Commercial Mortgage          1,934      8.88 %       12/02                171      East-Phase I(4)
                            ----------                                   --------
SUBTOTAL/WEIGHTED
  AVERAGE                   $  153,322      9.04 %     1.2 YEARS         $ 13,850
                            ----------                                   --------
FIXED RATE DEBT
AEGON USA Realty
  Advisors                  $    6,050      6.92 %       07/13           $    724      4400 West 96th Street
American States
  Insurance Company              9,390      8.75 %       09/09              1,540      One Park Place
Berkshire Life Insurance
  Company                        1,923      8.75 %       02/13                257      5000 Campuswood Drive
Column Financial, Inc.           7,293      7.03 %       02/08                601      One Philips Drive
Column Financial, Inc.          16,530      7.03 %       02/08              1,361      101 Commerce Drive(5)
Guardian Life Insurance
  Company                        3,073      9.68 %       02/07                453      1045 James Street
Independent Order of
  Foresters                      4,365      8.50 %       03/03                489      One Columbia Circle
M&T Real Estate, Inc.            1,561      8.68 %       11/01                135      13 Columbia Circle
M&T Real Estate, Inc.            5,021      8.33 %       11/05                418      Three Columbia Circle
M&T Real Estate, Inc.            6,809      8.53 %       11/06                581      15 Columbia Circle
Nationwide Life
  Insurance Company             19,500      6.88 %       06/04              1,341      501 Airtech Park
Nationwide Life
  Insurance Company              7,105      9.75 %       09/02                693      8677 Logo Court-A
Nationwide Life
  Insurance Company              1,692      8.25 %       09/02                140      8677 Logo Court-B
Nationwide Life
  Insurance Company              3,158      7.91 %       04/06                250      6402 Corporate Drive-A
Nationwide Life
  Insurance Company              2,857      8.41 %       04/06                240      6402 Corporate Drive-B
Nationwide Life
  Insurance Company              2,300      6.88 %       06/04                158      351 West 10th Street
Principal Financial             10,345      7.50 %       03/07                776      409 Kennedy Drive
Principal Financial              4,433      7.50 %       03/07                333      309 Kennedy Drive
Prudential Insurance
  Company                       11,840      7.87 %       12/05              1,099      21 Roadway Drive
Prudential Insurance
  Company                          871      8.14 %       12/05                 71      21 Roadway Drive(6)
Prudential Mortgage
  Capital                       19,184      7.66 %       10/04              1,754      221 South 10th Street
USG Annuity and Life
  Company                        4,009      8.50 %       09/05                479      Two Tabas Lane
Column Financial, Inc.          64,348      7.50 %       10/08              5,496      21 properties
Column Financial, Inc.          28,889      7.55 %       10/08              2,479      21 properties
Key Commercial Mortgage          8,524      8.22 %       06/10                768      7 properties
Key Commercial Mortgage          9,323      8.29 %       06/10                846      7 properties
Teachers Annuity and
  Assurance Association
  of America                    98,000      7.45 %       10/05              7,302      12 properties(7)
Teachers Annuity and
  Assurance Association
  of America                    59,000      8.12 %       10/05              4,791      12 properties(7)

                          BALANCE AS OF
                           DECEMBER 31,    INTEREST                       ANNUAL
LENDER                         2000          RATE     MATURITY DATE      PAYMENTS             COLLATERAL
------                    --------------   --------   -------------   --------------   ------------------------
                          (IN THOUSANDS)                              (IN THOUSANDS)
Nomura Asset Capital
  Corporation                   43,000      7.71 %       10/22              4,064      10 properties
                            ----------                                   --------
SUBTOTAL/WEIGHTED
  AVERAGE                   $  460,393      7.71 %     7.3 YEARS         $ 39,639
                            ----------                                   --------
  TOTAL/WEIGHTED
    AVERAGE(8)              $  613,715      8.04 %     5.8 YEARS         $ 53,489
                            ==========                                   ========

--------------------------
(1) Debt service is interest only which is payable monthly, at LIBOR plus 2.25% or the prime rate, at our option. The LIBOR interest rate is based on a sliding scale which is based on our leverage. The scale ranges from LIBOR plus 1.625% to LIBOR plus 2.25%. Annual payment is based on annual interest payments at 9.06%, which was the rate at December 31, 2000. This loan facility is secured by a first lien on 54 properties and contains covenants and agreements customary in such borrowings. As of March 31, 2001, the outstanding balance on this facility was $105.7 million and the current interest rate was 7.52%. Following this offering and the application of the net proceeds thereof, the interest rate on our credit facility will be reduced to LIBOR plus 1.75%. The maximum principal amount available under this facility is $150 million.

(2) Debt service is interest only which is payable monthly, at LIBOR plus 2.25% or the prime rate, at our option. The LIBOR interest rate is based on a sliding scale which is based on leverage. The scale ranges from LIBOR plus 1.625% to LIBOR plus 2.25%. Annual payment is based on annual interest payments at 9.06%, which was the rate at December 31, 2000. This loan is secured by a first lien on three properties and a lease assignment on another property. As of March 31, 2001 the interest rate was 7.53%.

(3) Debt service is interest only which is payable monthly, at LIBOR plus 2.00% or the prime rate, at our option. Annual payment is based on annual interest payments at 8.63%, which was the rate as of December 31, 2000. This note was repaid out of proceeds from the sale of this property in January 2001.

(4) This indebtedness represents the amounts borrowed, as of December 31, 2000, on a $37.0 million construction loan, in aggregate, to construct two industrial facilities in New Jersey aggregating approximately 1.0 million square feet upon completion. This loan is collateralized by these properties and requires interest only payments at LIBOR plus 2.25%. Annual payment is based on annual interest payments at 8.88%, which was the rate as of December 31, 2000. As of March 31, 2001 the interest rate was 7.58%.

(5) These obligations were repaid or assumed by third parties during the first quarter of 2001 upon the sale of the respective properties.

(6) This indebtedness represents the amounts borrowed as of December 31, 2000 on a $4.0 million construction loan for a 150,000 square foot expansion of an existing 407,100 square foot industrial facility in Harrisburg, Pennsylvania.

(7) Approximately $62.3 million of these obligations were assumed by Keystone New Jersey Associates, LLC, a joint venture formed with CalEast Industrial Investors, LLC in the first quarter of 2001, as the properties securing these obligations were contributed to the joint venture. See
    "Summary--Recent Developments."

(8) Excludes unamortized debt premiums of $2,854,000 at December 31, 2000.

                                   MANAGEMENT

NAME                               AGE                                POSITION
----                             --------   ------------------------------------------------------------
David F. McBride...............     54      Chairman and Trustee
Jeffrey E. Kelter..............     46      President and Chief Executive Officer and Trustee
Michael J. Falcone.............     65      Trustee
Francesco Galesi...............     70      Trustee
Joseph D. Morris...............     57      Trustee
James R. Mulvihill.............     36      Trustee
Russell C. Platt...............     40      Trustee
Scott H. Rechler...............     33      Trustee
David M. Sherman...............     43      Trustee
Robert F. Savage, Jr...........     33      Executive Vice President and Chief Operating Officer
Timothy A. Peterson............     35      Executive Vice President and Chief Financial Officer
John B. Begier.................     35      Executive Vice President and Chief Investment Officer
Stephen J. Butte...............     41      Senior Vice President -- Asset Management
Charles C. Lee, Jr.............     37      Senior Vice President -- Marketing and Leasing
Francis K. Ryan................     41      Senior Vice President -- Construction and Property
                                            Operations
Timothy E. McKenna.............     37      Senior Vice President -- Finance and Chief Accounting
                                            Officer
Saul A. Behar..................     39      Senior Vice President -- General Counsel and Secretary

    DAVID F. MCBRIDE has been Chairman of the Board of Trustees of the Company since December 1997. He served as Secretary of the Company from January 1998 until December 1998. He is currently a partner in the law firm of Harwood Lloyd, LLC. He has served as Chief Executive Officer of McBride Enterprises, Inc. and affiliated family real estate, construction and brokerage companies since 1987 and has been a director of McBride Enterprises, Inc. and such affiliates since 1975. He has been a member of the Georgetown University Board of Regents since 1990, and is a member of the Board of Directors of Towne Center Bank.
Mr. McBride has served as a director of Midlantic Corporation, Midlantic National Bank and various subsidiaries for thirteen years prior to its merger with PNC Bank in 1996. Prior to 1987, he was a partner in the law firm of Harwood Lloyd from 1981 to 1987, a partner in the law firm of Murphy, Ellis & McBride from 1977 to 1981, and an associate in the law firm of Robinson, Wayne & Greenberg from 1973 to 1977, all located in New Jersey. He is a member of the bars of New Jersey and New York.

    JEFFREY E. KELTER has been President of the Company since December 1997 and was appointed Chief Executive Officer in December 1998. He has over 20 years of experience in all phases of commercial real estate including development and third-party management. Mr. Kelter began his career at Bankers Trust Corporation where he was an assistant treasurer in the Corporate Finance division. In 1982, Mr. Kelter was employed by Vector Properties in Tulsa, Oklahoma, where he was in charge of the development and finance of several downtown Tulsa office building renovations. In 1982, Mr. Kelter founded Penn Square Properties, Inc. ("Penn Square") in Philadelphia and served as Chief Executive Officer and President. At Penn Square he developed, owned, managed and leased more than 4.5 million square feet of office and warehouse projects throughout the Pennsylvania and New Jersey markets.

    MICHAEL J. FALCONE has been a trustee of the Company since August 1998 as a result of the acquisition by the Company of a portfolio of 11 office properties and one industrial property in northern New York (the "Pioneer Group") in which Mr. Falcone had a significant interest. He founded the Pioneer Group in 1975, the predecessor to the Pioneer Development Company, one of the largest developers of commercial office properties in northern New York. He currently serves as Chairman of the Pioneer Development Company. Prior to the founding of the Pioneer Group, he co-founded the Pyramid Companies, a real estate development firm. Mr. Falcone was Chairman of the Board of

Directors of First National Bank of Rochester from 1992 until April 1999 when it was sold to M&T Bank. He has served as a director of M&T Bank since April 1999. He also serves on the Corporate Advisory Council for the Syracuse University School of Management. He is a graduate of Syracuse University.

    FRANCESCO GALESI has been a trustee of the Company since May 1998 as a result of the acquisition by the Company of a portfolio of properties in which Mr. Galesi had a significant interest. Since 1969, he has been the Chairman and Chief Executive Officer of the Galesi Group, which includes companies engaged in the distribution, manufacturing, real estate and telecommunications industries. He is a director of MCI-WorldCom, Inc. Mr. Galesi was a director of ATC Communications Group until ATC merged with WorldCom in 1992. Mr. Galesi also serves as a director of Amnex, Inc. and Walden Residential Properties, Inc.
Mr. Galesi is a graduate of Princeton University.

    JOSEPH D. MORRIS has been a trustee of the Company since September 1999 as a result of the acquisition by the Company of a portfolio of 28 properties in New Jersey and New York in which certain of his affiliates and those of Scott H. Rechler had significant interests (the "Reckson/Morris Transaction"). He is President and Chairman of The Morris Companies and formerly was the Vice Chairman of Reckson Morris Industrial Trust. Mr. Morris also serves as trustee of the New Jersey Chapter-NAIOP, the Association for Commercial Real Estate and was appointed by Governors Florio and Keane to serve on the Skylands Greenway Task Force and Highlands Commission. He is a graduate of C.W. Post College.
Mr. Morris's term expires at the 2001 Meeting and he has not been renominated.

    JAMES R. MULVIHILL was Chairman of the Board of Directors of the Company's predecessor from December 1993 until December 1997. Since 1990, Mr. Mulvihill has been actively investing in the Denver real estate market. In 1993, he formalized his activities with the formation of Black Creek Capital, LLC ("Black Creek"), a firm specializing in Denver real estate investment, including residential and commercial land development, tax exempt housing and golf course construction and ownership. Black Creek is also a controlling shareholder in EquityCity.com, a major e-commerce company specializing in real estate equity investment through the use of the Internet. From November 1992 to November 1993, he was Senior Vice President of Finance and Acquisitions at Jerry
J. Moore Investments, an owner and manager of shopping centers in Texas. From January 1992 to November 1992, Mr. Mulvihill was a Vice President of Chemical Bank's Real Estate Investment Banking Group, where he managed the Real Estate Owned Distribution Group. From 1986 to January 1992, Mr. Mulvihill was an officer of Manufacturers Hanover Trust Company's Real Estate Banking and Investment Banking Groups. Mr. Mulvihill graduated from Stanford University in 1986 with a B.A. in Political Science. Mr. Mulvihill's term expires at the 2001 Meeting and he has not been renominated.

    RUSSELL C. PLATT has been a trustee of the Company since June 1999. In
March 2001, he was appointed a Managing Director of Security Capital Group. From 1999 until March 2001, he served as Principal and President of JER International, with primary responsibility for all J.E. Robert Companies' international investments and operations. In addition to his international responsibilities, Mr. Platt served on such firm's Investment Committee. Prior to joining J.E. Robert Companies in 1999, Mr. Platt served as a Managing Director of Morgan Stanley. Mr. Platt was the founder of and had primary responsibility for managing the global real estate investment business for Morgan Stanley Asset Management ("MSAM"). MSAM manages over $2 billion in private real estate and listed real estate securities worldwide for institutional and individual investors. Mr. Platt is a graduate of Williams College and received an MBA from Harvard Business School. He is a member of the advisory boards of the National Multi Housing Council, The Wharton Real Estate Center and the MIT Center for Real Estate. He is also a member of The Urban Land Institute, the National Association of Real Estate Investment Trusts, the Pension Real Estate Association and the Association of Foreign Investors in

Real Estate. Due to the policies of his new employer, Mr. Platt is resigning as a trustee, effective as of the 2001 Meeting.

    SCOTT H. RECHLER has been a trustee of the Company since September 1999 as a result of the Reckson/Morris Transaction. He has been a Co-Chief Executive Officer since June 1999 and a director of Reckson Associates Realty Corp. since its formation and from February 1997 until September 1999, he served as its President. Mr. Rechler also serves as President, Chief Executive Officer and as a director of FrontLine Capital Group. Mr. Rechler is a member of the board of directors of the Long Island Children's Museum. He is a graduate of Clark University and received a master's degree in finance with a specialization in real estate from New York University.

    DAVID M. SHERMAN has been a trustee of the Company since June 2000. He has served as an adjunct professor of real estate at Columbia University since February 2000. Prior to February 2000 and beginning in 1995, he was the Managing Director, Senior Analyst and Head of the REIT Equity Research Team at Salomon Smith Barney, Inc. which was an Institutional Investor ranked team in 1999 and 1998. From 1993 to 1995 he was a Managing Director in Salomon Smith Barney's CMBS Debt Organization and Securitization Group. From 1991 to 1993, he was Managing Director and Partner of The Harlan Company, Inc., a real estate investment banking and advisory firm. He currently serves as a director of Crescent Real Estate Equities and as a member of the advisory committee for the Primus Fund, a REIT fund sponsored by Deutsche Bank Realty Advisors.
Mr. Sherman is a graduate of Brown University and has an M.B.A. in Finance from Columbia University Graduate School of Business Administration.

    ROBERT F. SAVAGE, JR. has been Chief Operating Officer of the Company since December 2000. Prior to joining Keystone, he spent three years as a partner at Hudson Bay Partners, L.P., a private equity firm where he was responsible for the execution of Keystone's reorganization transactions in December 1997. Prior to Mr. Savage's position at Hudson Bay, he worked from January 1994 to May 1997 in the Investment Banking Division at Merrill Lynch & Co. where he specialized in corporate finance and strategic advisory services for REITs, real estate investment funds and lodging companies. He started his career at Arthur Andersen and then worked at Jones Lang LaSalle in a variety of project finance and portfolio management positions. Mr. Savage received an A.B. in Urban Studies and Business Economics from Brown University and is a member of the Urban Land Institute.

    TIMOTHY A. PETERSON has served as Chief Financial Officer of the Company since August 1998 and was Secretary from December 1998 until September 1999. He was appointed Executive Vice President of the Company in December 1998. Prior to joining the Company, Mr. Peterson held a variety of positions with Post Properties, Inc. from 1989 until 1998, including Executive Vice President, Finance. While at Post Properties, Mr. Peterson managed all capital markets activities, maintained all rating agency relationships and oversaw accounting, budgeting and financial reporting functions. Mr. Peterson is a Certified Public Accountant, a member of the National Association of Real Estate Investment Trusts and currently serves as a member of its Best Financial Practices Task Force. He received from the University of Florida a B.S. in Accounting and an M.B.A. in Finance. He is a member of the University of Florida Real Estate Advisory Board and serves on the President's Council of the Real Estate Round Table.

    JOHN B. BEGIER has served as Senior Vice President of the Company since December 1997 with primary responsibility for our acquisition and development activities. In January 2000, he was appointed Executive Vice President, and in February 2001 he was appointed Chief Investment Officer. In this role he oversees all investment activity including acquisitions and development projects as well as dispositions including all transactions related to Keystone's capital recycling initiatives. Mr. Begier joined Penn Square in 1995. Prior to working for Penn Square, he worked for eight years as a real estate broker with the Pennsylvania office of Cushman & Wakefield where he was responsible for leasing, sales and acquisition of commercial and industrial properties.
Mr. Begier received a B.A. from the University of Virginia and is a member of the Council of Logistics Management.

    STEPHEN J. BUTTE has served as Senior Vice President of the Company since December 1997. He served as Chief Investment Officer from March 1999 to
February 2001 and Secretary from September 1999 to May 2000. In February 2001, he was appointed Senior Vice President of Asset Management with primary responsibility for overseeing all portfolio and property level analysis for Keystone's existing properties as well as proposed investments. As head of the Asset Management Department, Mr. Butte works closely with and supports the functions of the operating departments including Investments, Marketing & Leasing and Property Operations and Construction. Prior to joining Penn Square in 1988 he spent five years in public accounting as a manager in the audit department of Asher & Company, specializing in providing financial and accounting services to companies in the real estate industry. Mr. Butte received a B.S. in Accounting and a Masters of Taxation from Villanova University and is a Certified Public Accountant.

    CHARLES C. LEE has served as Senior Vice President of the Company since March 1998 with primary responsibility for our leasing and marketing activities. Mr. Lee joined Penn Square in 1987 where he was responsible for leasing and marketing activities for various commercial properties. From September 1997 until March 1998, when he rejoined the Company, Mr. Lee was the regional leasing director for the Philadelphia regional office of Equity Office Properties Trust. Prior to working for Penn Square, he was an Assistant Portfolio Manager in the Private Banking Division of the Boston Safe Deposit and Trust Company. Mr. Lee received a B.A. from Tufts University and has a Pennsylvania real estate brokerage license.

    FRANCIS K. RYAN has served as Senior Vice President of the Company since December 1997 with primary responsibility for our property operations, property management activities and tenant-related and third-party construction. In February 2001, he was named head of Property Operations and Construction. In this expanded role, Mr. Ryan oversees construction of our current and future development projects in addition to directing property management. Mr. Ryan joined Penn Square in 1991 where he was responsible for the management of various commercial office and industrial properties. Prior to working for Penn Square, Mr. Ryan worked for four years as a senior property manager for Cushman & Wakefield's Pennsylvania office and as a project manager for American Building Maintenance from 1984 through 1986. Mr. Ryan is certified as a Real Property Administrator by the BOMI Institute. He is a member of the Building Owners and Managers Association and the Institute of Real Estate Management.

    TIMOTHY E. MCKENNA has served as Senior Vice President--Finance and Chief Accounting Officer of the Company since June 1999. Prior to that he was our Vice President of Finance and Corporate Controller since 1998. Mr. McKenna was previously employed as a senior manager in the Real Estate Services Group of Arthur Andersen LLP's Philadelphia office. Prior to joining the Company, he worked for over 12 years providing consulting and accounting services to publicly and privately-owned real estate companies; over 11 years of his experience was obtained as an employee of Arthur Andersen LLP. Mr. McKenna is a Certified Public Accountant. Mr. McKenna is a graduate of the University of Scranton with a B.S. in accounting.

    SAUL A. BEHAR served as Vice President, General Counsel and Secretary of the Company from May 2000 to December 2000, when he was promoted to Senior Vice President, General Counsel and Secretary. Prior to joining the Company,
Mr. Behar served for seven years as Senior Counsel at Pep Boys in Philadelphia, where he handled numerous corporate and real estate matters. Before that, he practiced law at the firm of Dechert in Philadelphia. Mr. Behar has over 16 years of experience working on corporate and real estate-related legal matters. He received an A.B. with honors from Cornell University and a J.D. from The University of Chicago Law School. He is a member of the American Corporate Counsel Association.

THE FOLLOWING ARE BIOGRAPHIES FOR THE THREE NOMINEES TO OUR BOARD OF TRUSTEES AT THE 2001 MEETING:

    DONALD E. CALLAGHAN is a Principal of Hirtle, Callaghan & Co., Chief Investment Officers. Hirtle Callaghan currently manages in excess of $5 billion of investments for high net worth families, endowments, foundations and corporations and provides asset allocation, investment strategy, manager selection, manager supervision, reporting and performance measurement services. Prior to founding Hirtle Callaghan, he served as Vice President of Goldman, Sachs & Co. for 15 years, where he was responsible for advising banks, investment advisors and pension funds on investment strategy and securities selection. He received a B.A. in Psychology from Trinity College in 1968 and an M.B.A. from The Wharton School of the University of Pennsylvania in 1973. He served as an officer in the United States Navy from 1968 through 1971. Currently, he serves on the boards of the Franklin Institute and the Mann Center for the Performing Arts, both in Philadelphia.

    JONATHAN D. EILIAN has been a Member, Senior Managing Director, and/or executive officer of Starwood Capital Group, L.L.C., and its predecessor entities ("Starwood") since its formation in 1991. Starwood is a private equity investment firm which has raised and invested over $2.0 billion on behalf of institutional investors. Mr. Eilian became a non-executive Member of Starwood in January 2001. From 1995 until April 2001, Mr. Eilian was a Director of and, together with its Chairman comprised the Executive Committee of, Starwood Hotels and Resorts Worldwide, Inc. From 1999 through April 2001, Mr. Eilian was a Director of iStar Financial, Inc., the nation's largest publicly traded finance company focused exclusively on real estate. Mr. Eilian is also a member of the Young President's Organization and the Board of Advisors of the Wharton Real Estate Center. Prior to the formation of Starwood, Mr. Eilian received his M.B.A. from the Wharton School.

    JOHN S. MOODY served as President and CEO of Cornerstone Properties Inc., a $4.6 billion office REIT which merged with Equity Office Properties Trust in June 2000. Prior to his tenure with Cornerstone, he was President and CEO of Deutsche Bank Realty Advisors, the advisor for Cornerstone, where he served from 1991 to 1995. From 1987 to 1991 he was President and CEO of PaineWebber Properties, the real estate syndication, advisory and asset management arm of the financial services company. He was President and CEO of The Moody Corporation, a family-owned Texas-based development company, from 1984 to 1987. For eleven years he worked in commercial law specializing in real estate at the firm of Wood, Campbell, Moody & Gibbs, which he co-founded in 1973. Mr. Moody is a graduate of Stanford University and the University of Texas School of Law. Currently, he serves on the board of Equity Office Properties Trust and was formerly a board member of Meridian Industrial Trust and Prologis Trust. He is also a member of the Board of Directors of the National Association of Real Estate Investment Trusts (NAREIT) and former Chairman of the Board of the Association of Foreign Investors in U.S. Real Estate. He is a member of the Urban Land Institute and the Real Estate Roundtable.

                                  UNDERWRITING

    We intend to offer the shares through the underwriters listed below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                NUMBER OF
UNDERWRITERS                                                  COMMON SHARES
                                                              -------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................    4,500,000
Credit Suisse First Boston Corporation......................    1,875,000
First Union Securities, Inc.................................    1,125,000
                                                               ----------
          Total.............................................    7,500,000
                                                               ==========

    The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The underwriters have advised us that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.35 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After this offering, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount and proceeds before expenses to Keystone Property Trust. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                  PER SHARE   WITHOUT OPTION   WITH OPTION
                                                  ---------   --------------   -----------
Public offering price...........................    $12.20      $91,500,000    $105,225,000
Underwriting discount...........................     $.625       $4,687,500      $5,390,625
Proceeds, before expenses, to
  Keystone Property Trust.......................   $11.575      $86,812,500     $99,834,375

    The expenses of the offering, not including the underwriting discount, are estimated at $710,000 and are payable by Keystone Property Trust.

OVER-ALLOTMENT OPTION

    We have granted the underwriters an option to purchase up to 1,125,000 additional common shares at the public offering price less the underwriting discount. The underwriters may exercise the option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

SALES OF SIMILAR SECURITIES

    We, and our executive officers and trustees, have agreed, with exceptions, not to sell or transfer any common shares for 180 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, we have each agreed not to directly or indirectly offer, sell, contract to sell or otherwise issue any common shares, sell any option or contract to purchase any common shares, grant any option, right or warrant for the sale of any common shares, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise. This lockup provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares.

    Certain holders of our common and preferred shares have purchase rights with respect to any proposed primary issuance for cash of our common shares, including this offering. We are obligated to give such holders ten business days notice of this offering. Upon receipt of written notice, each holder has ten business days to notify us if it elects to purchase an amount of common shares such that, upon consummation of this offering and any related purchase rights, such holder would hold the same percentage of our common shares (on an as-converted basis, if applicable) as such holder holds immediately prior to such issuances. We provided written notice on April 20, 2001 and such holders are required to notify us not later than May 4, 2001 of their election. Such holders have the right to purchase 1,058,131 common shares in the aggregate (1,272,457 common shares in the aggregate if the underwriters' over-allotment is exercised in full) at a per share price equal to the public offering price in this offering. It is anticipated that such purchases would be made in a subsequent underwritten offering or offerings, through the underwriters in this offering, on the same terms and conditions offered to purchasers in this offering. Assuming all such shares are purchased, we would intend to use the $12.2 million of aggregate net proceeds thereof, or $14.7 million in the aggregate if the underwriters' over-allotment option is exercised in full, to repay additional amounts outstanding under our credit facility, to fund a portion of our development pipeline and for other working capital purposes. However, there can be no assurance that any or all of such shares will be purchased.

STOCK EXCHANGE LISTING

    We are currently listed on the American Stock Exchange under the symbol "KTR." Following this offering, we intend to file an application to list our common shares for trading on the New York Stock Exchange under the symbol "KTR." There can be no assurance that such application will be approved. If we are able to list our shares on the New York Stock Exchange, we will immediately delist our common shares on the American Stock Exchange.

PRICE STABILIZATION AND SHORT POSITIONS

    Until the distribution of the common shares is complete, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of our common shares, such as bids or purchases to peg, fix or maintain that price.

    If the underwriters create a short position in our common shares in connection with the offering, i.e., if they sell more common shares than are listed on the cover of this prospectus supplement, the representatives may reduce that short position by purchasing common shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of our common shares to stabilize its price or to reduce a short position may cause the price of our common shares to be higher than it might be in the absence of such purchases.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

    Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Merrill Lynch acted as our financial advisor with respect to the joint venture transaction between our Company and CalEast for which they received customary fees. See "Summary--Recent Developments."

                                 LEGAL MATTERS

    The validity of the common shares offered hereby as well as certain legal matters described under "Federal Income Tax Considerations" in the accompanying prospectus will be passed upon for our company by Clifford Chance Rogers & Wells LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Brown & Wood LLP, New York, New York. Clifford Chance Rogers & Wells LLP and Brown & Wood LLP will rely as to certain matters of Maryland law on the opinion of Piper Marbury Rudnick & Wolfe LLP, Baltimore, Maryland. Additionally, Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania, will pass upon certain legal matters for the Company.

                                    EXPERTS

    The consolidated financial statements and the related financial statement schedules of Keystone Property Trust and subsidiaries incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein, in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

    Our company is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports and other information with the SEC. Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC at 7 World Trade Center 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other materials that are filed through the SEC Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. In addition, our common shares are listed on the American Stock Exchange and we are required to file reports, proxy and information statements and other information with the American Stock Exchange. These documents can be inspected at the principal office of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

PROSPECTUS

                            KEYSTONE PROPERTY TRUST

                          $500,000,000 COMMON SHARES,
                     PREFERRED SHARES AND DEPOSITARY SHARES

                            ------------------------

    We may from time to time offer our common shares, preferred shares (which may be issued in one or more series), or depositary shares representing preferred shares ("Depositary Shares") (together, "Securities") at an aggregate initial offering price which will not exceed $500,000,000. We may offer Securities from time to time in amounts, at prices and on terms which will be determined at the time of sale. Offerings may be of particular Securities or of units consisting of two or more types of Securities. We may sell Securities to or through underwriters, through agents or directly to purchasers.

    The terms of particular Securities will be described in a prospectus supplement which will accompany this prospectus, and may be described in a term sheet which precedes the prospectus supplement. A prospectus supplement relating to a series of preferred shares will describe, to the extent applicable, its title, the maximum number of shares, the liquidation preference per share, dividend rights (which may be fixed or participating and may be cumulative or non-cumulative), voting rights, conversion rights, redemption provisions and sinking fund or purchase fund requirements, as well as any other material terms. A prospectus supplement relating to Depositary Shares will describe, to the extent applicable, the fractional share of preferred shares represented by each Depositary Share. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve our status as a real estate investment trust ("REIT") for federal income tax purposes. The applicable prospectus supplement will also contain information, where applicable, about all material federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such prospectus supplement.

    Each prospectus supplement will also contain the names of the underwriters or agents, if any, through which the Securities to which it relates will be sold, the proposed amounts, if any, to be purchased by underwriters, and the compensation, if any, of those underwriters or agents, the initial public offering price, information about securities exchanges or automated quotation systems on which the Securities will be listed or traded and any other material information about the offering and sale of the Securities. We may not sell any Securities without delivering the applicable prospectus supplement describing the method and terms of the offering of such series of Securities.

    SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE YOU INVEST IN OUR SECURITIES.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, AND THEY HAVE NOT DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                   THE DATE OF THIS PROSPECTUS IS APRIL 23, 2001.

    NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE APPLICABLE PROSPECTUS SUPPLEMENT. IF GIVEN OR MADE, THAT INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR BY ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS DOES NOT, AND NO PROSPECTUS SUPPLEMENT WILL, CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR THAT PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE OF SECURITIES WILL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS CORRECT AT ANY TIME AFTER ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
WHERE YOU CAN FIND MORE INFORMATION.........................      1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............      1

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING
  INFORMATION...............................................      2

RISK FACTORS................................................      3

THE COMPANY.................................................     11

USE OF PROCEEDS.............................................     11

FINANCIAL RATIOS............................................     11

DESCRIPTION OF SHARES OF BENEFICIAL INTEREST................     12

DESCRIPTION OF DEPOSITARY SHARES............................     23

METHOD OF SALE..............................................     25

FEDERAL INCOME TAX CONSIDERATIONS...........................     27

LEGAL MATTERS...............................................     36

EXPERTS.....................................................     36

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith we file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy those reports, proxy statements and other information which we file with the SEC at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of that information from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Keystone Property Trust, that file electronically with the SEC. You may access the SEC's web site at http://www.sec.gov. Our common shares are listed on the American Stock Exchange. You may also read our reports, proxy statements and other information which we file at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

    We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus is a part of the registration statement. This prospectus does not contain all the information contained in the registration statement, because we have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, which you may read and copy at, or obtain from, the SEC or the American Stock Exchange in the manner described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    We incorporate by reference into this prospectus the following documents which we previously filed with the SEC under the File Number 1-12514:

        (a) our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

        (b) our Current Report on Form 8-K filed on May 19, 2000, our Current Report on Form 8-K/A filed on July 19, 2000, our Current Report on Form 8-K filed on April 5, 2001 and our Current Report on Form 8-K filed on April 19, 2001;

        (c) our Definitive Proxy Statement on Schedule 14A filed on April 28, 2000;

        (d) the description of our shares of beneficial interest and the description of the limited partnership interests of Keystone Operating Partnership, L.P., our operating partnership, contained in our registration statement on Form 8-A/A filed on October 14, 1999 (including any amendments or reports filed for the purpose of updating such description); and

        (e) all other reports we have filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act since December 31, 2000.

    When we file documents in accordance with Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this prospectus and the time we file a post-effective amendment to the registration statement of which this prospectus is a part saying all the securities which are the subject of that registration statement have been sold or deregistering any securities which have not been sold, the documents we file will be incorporated into this prospectus and will be a part of it beginning on the date the documents are filed. If any document which we file changes anything said in this prospectus or in an earlier document which is incorporated into this prospectus, the later document will modify or supersede what is said in this prospectus or the earlier document.

    We will provide, without charge, at the written or oral request of anyone to whom this prospectus is delivered, copies of the documents incorporated by reference in this prospectus, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to:
Keystone Property Trust, 200 Four Falls Corporate Center, Suite 208, West Conshohocken, Pennsylvania 19428, Attention: General Counsel (Telephone:
(484) 530-1800).

          CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

    Certain information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of
Section 27A of the Securities Act, and Section 21E of the Exchange Act, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," estimate," "believe," "intend," "project" or the negative of these words or other similar words or terms. Factors which could have a material adverse effect on the operations and future prospects of our company include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of REITs), availability of capital (debt and equity), interest rates, competition, supply and demand for properties in our current and proposed market areas, general accounting principles, policies and guidelines applicable to REITs. These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference herein.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR SECURITIES, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW AND ANY THAT WE MAY DESCRIBE IN A PROSPECTUS SUPPLEMENT. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS (AND ANY IN THE APPLICABLE PROSPECTUS SUPPLEMENT) TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN THE APPLICABLE PROSPECTUS SUPPLEMENT BEFORE YOU DECIDE TO PURCHASE OUR SECURITIES. THIS SECTION INCLUDES OR REFERS TO CERTAIN FORWARD-LOOKING STATEMENTS; YOU SHOULD REFER TO THE EXPLANATION OF THE QUALIFICATIONS AND LIMITATIONS ON SUCH FORWARD-LOOKING STATEMENTS DISCUSSED ON PAGE 2 OF THIS PROSPECTUS.

THERE ARE RISKS ASSOCIATED WITH THE ACQUISITION AND DEVELOPMENT OF NEW PROPERTIES, WHICH MAY ADVERSELY AFFECT THE VALUE OF OUR SECURITIES AND OUR ABILITY TO PAY DIVIDENDS TO OUR SHAREHOLDERS.

    We have recently experienced, and we may continue to experience, rapid growth through the acquisition and development of additional industrial properties. Our ability to manage our growth effectively requires us to integrate successfully our new acquisitions and developments into our existing management structure. Properties which we acquire typically have no operating history under our management and such properties may have characteristics or deficiencies unknown to us which affect their valuation or revenue potential. The operating performance of these properties may decline under our management. A decline in the operating performance of these properties will adversely affect our operating results and funds from operations, which could adversely impact the price of our Securities and the amount of dividends we will be able to pay.

    We currently plan to continue acquiring properties to the extent we consider appropriate. Our success in this area depends on many factors, including the ability to successfully (i) identify properties which meet our acquisition criteria, (ii) negotiate acceptable price and terms with the seller and
(iii) close the transactions for such properties. Also, we plan to finance our future acquisitions and developments through debt offerings, equity offerings, other debt financing or any combination thereof. By using existing credit facilities or other short-term debt for such activities, we may not be able to secure financing in the future or financing on equally favorable terms. By using other debt to finance such activities, we will be subject to risks normally associated with debt financing. See the risk factor captioned "Our Financial Performance and Value are Subject to Risks Associated with the Real Estate Industry That Could Adversely Affect Our Financial Condition--Debt Financing May Have an Adverse Effect on Our Cash Flow and Our Ability to Pay Dividends" below beginning on page 7. By using equity to finance such activities, we may dilute your current interest in our company. Accordingly, our acquisition activities may have an adverse effect on our financial performance and ability to pay dividends to our shareholders.

WE DEPEND ON THE PERFORMANCE OF OUR PRIMARY MARKETS, AND CHANGES IN SUCH MARKETS MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION

    Most of our properties are currently located in Central/Northern New Jersey, Central Pennsylvania, New York State, Indianapolis, Indiana, Ohio and Greenville, South Carolina. We have recently narrowed our investment and operating focus to primarily include New Jersey, Pennsylvania and Indiana. Like other real estate markets, these commercial real estate markets have experienced economic downturns in the past, and future declines in any of these economies or real estate markets could adversely affect our operations or cash available for dividends. Our financial performance and our ability to pay dividends to our shareholders will be particularly sensitive to the economic conditions in those markets. Our revenues and the value of our properties may be adversely affected by a number of factors, including the local economic climate (which may be adversely impacted by business layoffs, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of or reduced demand for office and industrial properties.) These factors, when and if they occur in the area in which our properties are located, would adversely affect our ability to pay dividends to our shareholders.

RISKS ASSOCIATED WITH PROPERTY DISPOSITIONS

    We anticipate that we will continue to sell certain office and industrial properties which do not meet our ongoing investment strategy and to provide a source of funds for our operating plan. However, real estate investments are relatively illiquid and, therefore, may tend to limit our ability to sell properties that do not meet our investment strategy promptly, even if a sale were in the best interest of the company. No assurance can be given that we will be able to dispose of such properties promptly or on favorable terms. In the event we do dispose of a property, there can be no assurance that suitable acquisitions that meet our acquisition criteria and investment strategy will be available or that we will be able to apply the net proceeds of such sale towards acquisitions.

HISTORICAL TRADING VOLUME OF OUR COMMON SHARES

    Historically, we have experienced relatively low daily trading volume in our common shares. For the quarter ended March 31, 2001, our average daily trading volume on the American Stock Exchange was 6,771 common shares. There can be no assurance that there will be an increase in such trading volume or, if trading volume does increase, the impact such increase would have on the price of our common shares in the public market. We intend to file an application to list our common shares for trading on the New York Stock Exchange; however, there can be no assurance that such application will be accepted or that if accepted there will be an increase in the daily trading volume of our common shares on the New York Stock Exchange.

PROPERTY OWNERSHIP THROUGH JOINT VENTURES COULD LIMIT OUR CONTROL OF THOSE INVESTMENTS

    Joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility that our co-venturer might become bankrupt, that our co-venturer might at any time have different interests or goals than we do, and that our co-venturer may take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining the qualification of the company as a REIT. Other risks of joint venture investments include impasse on decisions, such as a sale, because neither we nor our co-venturer would have full control over the joint venture. Also, there is no limitation under our organizational documents as to the amount of funds that may be invested in joint ventures.

THERE ARE RISKS ASSOCIATED WITH OUR ENTRY INTO NEW MARKETS

    We currently intend to continue to seek expansion of our operations into additional new markets other than Central/Northern New Jersey, Central Pennsylvania, New York State, Indianapolis, Indiana, Ohio and Greenville, South Carolina. In determining whether to enter a new market, we consider, among other factors, demographics, job growth, employment, real estate fundamentals, competition and other related matters. We cannot assure you that we will be successful in our efforts to identify new markets, or that once we identify new markets, that we will be able to successfully acquire properties in those markets and achieve favorable operating results from properties acquired in those markets.

OUR SHAREHOLDERS' ABILITY TO AFFECT A CHANGE IN CONTROL OF OUR COMPANY IS LIMITED, WHICH MAY NOT BE IN OUR SHAREHOLDERS' BEST INTERESTS

    OUR OWNERSHIP LIMIT MAY NOT BE IN OUR SHAREHOLDERS' BEST INTERESTS. For us to maintain our qualification as a REIT for federal income tax purposes, not more than 50% of the value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined for federal income tax purposes to include certain entities) during the last half of each taxable year after 1993. Our declaration of trust includes certain restrictions regarding transfers of our shares of beneficial interest and ownership limits that are intended to assist us in satisfying such limitations. Such restrictions and limits may not be adequate in all cases, however, to prevent the transfer of our shares of beneficial interest in violation of the ownership limitations. The ownership limit discussed above may have the effect of delaying, deferring or preventing someone from taking control of our company, even though such a change of control could involve a premium price for your common shares or otherwise be in your best interest. See "Description of Shares of Beneficial Interest--Restrictions on Transfer" on page 17.

    OUR STAGGERED BOARD MAY NOT BE IN OUR SHAREHOLDERS' BEST INTERESTS. Our board of trustees is divided into three classes, with the members of each class serving a three-year term. The staggered terms for trustees may reduce the possibility of a tender offer or an attempt to effect a change in control of us, even if such a tender offer or change of control would be in your best interest.

    ISSUANCES OF PREFERRED SHARES AND PREEMPTIVE RIGHTS MAY PREVENT A CHANGE OF CONTROL THAT WOULD BE IN OUR SHAREHOLDERS' BEST INTEREST. Our board of trustees is authorized by our declaration of trust to establish and issue one or more series of preferred shares without shareholder approval. We currently have three series of preferred shares outstanding. The establishment of these series or a future series of preferred shares could make more difficult a change of control of our company that would be in your best interest. The holders of our Series A convertible preferred shares have preemptive or other rights with respect to future issuances of our common shares. Additionally, we have contractually granted similar rights to certain holders of our common shares. These rights could make more difficult a change of control of our company that would be in your best interest.

THE CONCENTRATION OF OWNERSHIP OF OUR SHARES OF BENEFICIAL INTEREST MAY NOT BE IN OUR SHAREHOLDERS' BEST INTEREST

    Our officers and trustees as a group beneficially own, as of April 19, 2001, 28.3% of our company (assuming the conversion to common shares of all of our outstanding Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and common and convertible preferred units of limited partnership interest in our operating partnership). In addition, certain other investors currently own a significant amount of our shares of beneficial interest. Although we believe this ownership is beneficial in aligning the interest of officers and trustees with that of the other shareholders, this may enable the officers and trustees to exercise substantial influence over the management of our company and on the outcome of any matters submitted to a vote of our shareholders. The concentration of beneficial ownership of our company may have the effect of delaying, deferring or preventing a change in control of our company, may discourage bids for our shares of beneficial interest at a premium over the market price of our shares of beneficial interest and may adversely affect the market price of our shares of beneficial interest.

CERTAIN TRUSTEES AND OFFICERS WHO OWN UNITS OF LIMITED PARTNERSHIP INTEREST IN OUR OPERATING PARTNERSHIP MAY BE AFFECTED DIFFERENTLY THAN OUR SHAREHOLDERS AS A RESULT OF THE SALE OF, OR REDUCTION OF MORTGAGE DEBT ON, CERTAIN OF THE PROPERTIES.

    Certain of our trustees and officers own units of limited partnership interest in our operating partnership and, as a result, may face different and more adverse tax consequences than you will if we sell or reduce our mortgage indebtedness on certain of our properties. Those individuals may, therefore, have different objectives than you regarding the appropriate pricing and timing of any sale of such properties or reduction of mortgage debt. Accordingly, there may be instances in which we may not sell a property or pay down the debt on a property even though doing so would be advantageous to you.

RISKS ASSOCIATED WITH FUTURE ISSUANCES OF OUR COMMON SHARES

    FUTURE ISSUANCES OF COMMON SHARES OR SECURITIES CONVERTIBLE INTO COMMON SHARES MAY DILUTE YOUR INTEREST IN OUR COMPANY. Our declaration of trust authorizes our board of trustees to issue additional common shares or securities convertible into our common shares without shareholder approval. Additionally, each of our three classes of preferred shares and all limited partnership interests in our operating partnership may be converted into our common shares pursuant to their terms. Such issuances of our common shares or conversion of convertible securities into our common shares would have the effect of diluting your existing interest in our company.

    FUTURE SALES OF OUR COMMON SHARES MAY ADVERSELY AFFECT THE PRICE OF OUR COMMON SHARES. Future sales of a substantial number of our common shares may occur as a result of option holders exercising their rights to purchase our common shares or by shares being resold under registration rights agreements (including with respect to the conversion of our preferred shares and preferred and common units of limited partnership interest in our operating partnership into our common shares) or exemptions from registration. We may grant registration rights to shareholders in the future. Future sales of a substantial number of our common shares could adversely affect the prevailing market price for our common shares.

WE HAVE AGREED NOT TO SELL CERTAIN OF OUR PROPERTIES

    We have agreed with the sellers of certain of our properties not to sell certain properties for a period of time ranging from one to ten years in any transaction that would trigger taxable income, subject to certain exceptions. Some of these agreements are with current officers and trustees of our company. In addition, we may enter into similar agreements in connection with future property acquisitions. These agreements generally provide that we may dispose of these properties in transactions that qualify as tax-free exchanges under
Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"). Therefore, we may be precluded from selling certain properties other than in transactions that would qualify as tax-free exchanges for federal income tax purposes, even if it would be in your best interest to do so.

OUR FINANCIAL PERFORMANCE AND VALUE ARE SUBJECT TO RISKS ASSOCIATED WITH THE REAL ESTATE INDUSTRY THAT COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION

    GENERAL. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend upon the amount of income generated and expenses incurred. If properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, the owner's income and ability to pay dividends will be adversely affected. An owner's income from properties may be adversely affected by a variety of factors, including the general economic climate, local conditions, such as oversupply of the particular category of real estate owned or controlled by the owner, or reduction in demand for any such properties, competition from properties owned by others, or the ability of the owner to provide adequate facilities maintenance, services and amenities. With respect to office and industrial properties, maintaining income at desired levels can be affected by a number of factors, including the ability to locate desirable replacements for key tenants at attractive rent levels following expiration of leases, and the costs of reletting and providing tenant improvements required to attract and maintain attractive tenants at desirable rentals.

    Often, increased operating costs, including real estate taxes, insurance and maintenance costs, do not decline when circumstances cause a reduction in income from a property. If a property is mortgaged to secure payment of indebtedness, and the owner is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property. In addition, income from properties and real estate values are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

    WE DEPEND ON OUR MAJOR TENANTS. Substantially all of our income is, and will continue to be, derived from rental income on our properties and, consequently, our distributable cash flow and ability to pay expected dividends to shareholders would be adversely affected if a significant number of our tenants failed to meet their lease obligations. As of December 31, 2000, our ten largest tenants represented approximately 25.4% of our industrial and office properties' annualized rental income. At any time, a tenant at any of our properties may seek the protection of the bankruptcy laws, which could result in delays in rental payments or in the rejection and termination of such tenant's lease and thereby cause a reduction in our cash flow and the amounts available for dividends to our shareholders. We cannot assure you that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in the failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or if a tenant's financial condition weakens, our cash flow and the amounts available for dividends to you may be adversely affected.

    Neuman Distributors Inc. ("Neuman"), one of our ten largest tenants, filed for bankruptcy in April 2000. Rents under the Neuman lease were paid through March 2001. The Neuman lease was subsequently terminated on March 31, 2001, and the building will be vacated by May 31, 2001. We are currently marketing this space for occupancy. We believe that we will be able to re-lease this building within a reasonable period of time at a rental rate which exceeds the rate under the surrendered lease given the current market conditions in the Northern New Jersey industrial market and the quality and location of the building. However, there can be no assurance as to if and when this will occur.

    WE COMPETE WITH OTHER OWNERS AND OPERATORS OF PROPERTIES. All of our properties are located in well-developed market areas. There are numerous other office and industrial properties and real estate companies (including other REITs) within the market area of each of our properties which will compete with us for tenants and for development and acquisition opportunities. The number of competitive properties and real estate companies in such areas could have a material effect on our operations, our ability to rent our properties and the rents which we charge, and our development and acquisition opportunities. We compete for tenants and acquisitions with others who may have greater resources than us. We will continue to experience strong competition in pursuing development and acquisition opportunities.

    DEBT FINANCING MAY HAVE AN ADVERSE EFFECT ON OUR CASH FLOW AND OUR ABILITY TO PAY DIVIDENDS. None of our declaration of trust, by-laws or investment policies contain any limitation on the amount of aggregate indebtedness which we may incur and no shareholder approval is required for us to incur additional indebtedness. Accordingly, our management and board of trustees will have discretion to incur such amounts of aggregate indebtedness as they determine. We may seek additional debt financing to fund future acquisitions. We will be subject to risks normally associated with debt financing, including the risk that our cash flow will be insufficient to pay dividends at expected levels and meet required payments of principal and interest, the risk that indebtedness on our properties (which will not have been fully amortized at maturity in all cases) will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. Our properties are or may be mortgaged to secure payments on our indebtedness. Certain other properties are secured by debt which is cross-collateralized and cross-defaulted. As of December 31, 2000, our mortgage debt totaled approximately $616.6 million (or 96.5% of our total liabilities), $124.9 million or approximately 20.3% of which constituted borrowings under our $150 million secured credit facility. Based on the market price for our common shares at the close of business on December 31, 2000, our indebtedness was equal to approximately 63.3% of our total market capitalization on that date (assuming the conversion to common shares of all of our outstanding preferred shares and preferred or common units of limited partnership interest in our operating partnership, other than those units which we own). In the future, we may increase our borrowings under the credit facility for new acquisitions, capital improvements, new development projects and for general working capital purposes. Such variable rate debt creates higher debt service requirements if market interest rates increase, which could adversely affect our cash flow and the amounts of cash available for dividends to you.

    If we fail to make required payments of principal and interest on any mortgage debt, our lenders could foreclose on the properties securing such debt which would result in a loss of income and asset value to us. If principal payments due at maturity cannot be paid or refinanced, we expect that our cash flow would not be sufficient in all years to pay dividends at expected levels and to repay all maturing debt. Furthermore, any substantial increase in interest expense relating to any such refinanced indebtedness also would adversely affect our cash flow and the amounts available for dividends to you.

    THERE ARE RISKS ASSOCIATED WITH OUR ACQUISITION, REDEVELOPMENT, DEVELOPMENT AND CONSTRUCTION ACTIVITIES. We intend to acquire industrial properties to the extent that they can be acquired on terms that meet our investment criteria. Acquisitions of industrial properties entail risks that investments will fail to perform in accordance with expectations. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

    We intend to consider future investments in the redevelopment, development and construction of industrial buildings in accordance with our growth policies. Risks associated with our redevelopment, development and construction activities may include: abandonment of redevelopment or development opportunities; construction costs of a property exceeding original estimates, possibly making the property unprofitable; occupancy rates and rents at a newly renovated or completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for redevelopment or development of a property; permanent financing may not be available on favorable terms to replace a short-term construction loan; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. In addition, new redevelopment or development activities, regardless of whether they are ultimately successful, typically require a substantial portion of management's time and attention. Redevelopment or development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

    WE MAY NOT BE ABLE TO RENEW LEASES OR TO RELET SPACE. We are, and will continue to be, subject to the risk that upon expiration of leases for space located in our properties, the leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than current lease terms. If we are unable to relet promptly or renew the leases for all or a substantial portion of any vacant space, if the rental rates upon such renewal or reletting were significantly lower than expected or if our cash available proves inadequate, then our cash flow and ability to pay expected dividends to you may be adversely affected.

    LIABILITY FOR ENVIRONMENTAL MATTERS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION. Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral and to lease the property. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of, and exposure to, hazardous substances, including asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances, including ACMs. As the owner of our properties, we may be potentially liable for any such costs. Phase I or similar environmental site assessments ("ESAs") have been obtained on all of our properties. The purpose of Phase I ESAs is to identify potential sources of contamination for which we may be responsible and to assess the status of environmental regulatory compliance. For a number of the properties, the Phase I ESAs referenced prior Phase II ESAs obtained on such properties. Phase II ESAs generally involve more invasive procedures than Phase I ESAs, such as soil sampling and testing or the installation and monitoring of groundwater wells. The ESAs have not revealed any environmental condition, liability or compliance concern that we believe would have a material adverse affect on our business, assets or results of operations, nor are we aware of any such condition, liability or concern. It is possible that the ESAs relating to any of the properties do not reveal all environmental conditions, liabilities or compliance concerns or that there are material environmental conditions, liabilities or compliance concerns that arose at a property after the related ESA report was completed of which we are unaware. In addition, we cannot assure you that properties which we acquire in the future will not have any material environmental conditions, liabilities or compliance concerns.

FAILURE TO QUALIFY AS A REIT WOULD CAUSE OUR COMPANY TO BE TAXED AS A
  CORPORATION

    WE WILL BE TAXED AS A CORPORATION IF WE FAIL TO QUALIFY AS A REIT. We believe that, commencing with our taxable year ended December 31, 1993, we have been organized and operated in a manner that has enabled us to meet the requirements for qualification as a REIT for federal income tax purposes and we intend to continue to operate in such a manner. We have not requested, and we do not plan to request, a ruling from the Internal Revenue Service ("IRS") that we qualify as a REIT. However, we have received an opinion from the law firm of Clifford Chance Rogers & Wells LLP that, based on certain assumptions and representations, since 1993 we have been organized and operated in a manner so as to qualify as a REIT under the Code and that our proposed method of operation will enable us to continue to so qualify.

    YOU SHOULD BE AWARE THAT OPINIONS OF COUNSEL ARE NOT BINDING ON THE IRS OR ANY COURT. Furthermore, the conclusions stated in the opinion are conditioned on, and our continued qualification as a REIT will depend on, our meeting various requirements imposed by the Code. Such requirements are discussed in more detail in "Federal Income Tax Considerations--Taxation of the Company" on page 27.

    If we fail to qualify as a REIT, we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to federal income tax at regular corporate tax rates. We could also be subject to the federal alternative minimum tax. Unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for the four taxable years following the year during which we were disqualified. Therefore, if we lost our REIT status, our funds available for dividends to shareholders would be substantially reduced for each of the years involved. In addition, we would no longer be required to pay dividends to our shareholders.

    FAILURE TO MEET MINIMUM DISTRIBUTION REQUIREMENTS MAY ADVERSELY AFFECT
US. To qualify as a REIT, we generally must distribute to our shareholders 90% of our net taxable income (95% with respect to our taxable years ended prior to January 1, 2001). Such annual distribution requirements limit the amount of cash we have available for other business purposes, including amounts to fund our growth and make payments on our debt. If we fail to meet these distribution requirements, we may be disqualified as a REIT and subject to certain federal income and excise taxes. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions we make with respect to any calendar year are less than the sum of (i) 85% of our REIT ordinary income for that year, (ii) 95% of our REIT capital gain net income for that year and (iii) any undistributed taxable income from prior years. We intend to make distributions to our shareholders to comply with the 90% distribution requirement and to avoid the nondeductible excise tax. Differences in timing between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at our taxable income could require us, directly or indirectly through the operating partnership, to borrow funds on a short-term or long-term basis to meet the 90% distribution requirement and to avoid the nondeductible excise tax. See "Federal Income Tax Considerations--Taxation of the Company--Annual Distribution Requirements" on page 32.

    RECENT LEGISLATION AFFECTING REITS. On December 17, 1999, the Ticket to Work and Work Incentives Improvement Act of 1999 (the "1999 Act") was enacted. Pursuant to the 1999 Act, a REIT is prohibited from holding securities representing more than 10% of the total voting power or value of the outstanding securities of any single issuer other than (i) a qualified REIT subsidiary; (ii) another REIT; or (iii) certain corporations known as "taxable REIT subsidiaries." Taxable REIT subsidiaries are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of real estate management activities (such as those performed by Keystone Realty Services, Inc., our management company (the "Management Company")) which cannot generally be performed by REITs without jeopardizing REIT status. In March 2001, we elected, together with the Management Company, to treat the Management Company as a "taxable REIT subsidiary." Thus, the Management Company will remain fully taxable with respect to its earnings.

    WE MAY BE SUBJECT TO OTHER TAX LIABILITIES. Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income and property that could reduce operating cash flow. See "Federal Income Tax Considerations--Other Tax Considerations" on page 35.

WE DEPEND ON KEY PERSONNEL, THE LOSS OF WHOM MIGHT ADVERSELY AFFECT OUR
  PERFORMANCE

    We depend on the efforts of our key personnel, particularly Jeffrey E. Kelter, our President and CEO as well as certain other senior management. While we believe that, if necessary, we could find replacements for these key personnel, the loss of their services could have a material adverse effect on our operations.

                                  THE COMPANY

    We used to be a Maryland corporation named American Real Estate Investment Corporation. Effective October 13, 1999, we converted our form of business organization from a Maryland corporation to a Maryland real estate investment trust and changed our name to "Keystone Property Trust." This was effected through a merger of American Real Estate Investment Corporation with and into Keystone Property Trust, a wholly-owned real estate investment trust formed solely for the purposes of the conversion. We are the surviving entity of the merger and have succeeded to all of the rights, powers and property of our predecessor and assumed all of the liabilities, debts and obligations of our predecessor.

    We are a self-administered, self-managed REIT engaged in the ownership, acquisition and development of industrial and office properties. As of December 31, 2000, we owned a portfolio of 129 properties comprised of 93 industrial properties, 35 office properties containing an aggregate of
20.4 million square feet and an investment in a direct financing lease. Our properties are located principally in the mid-Atlantic and Northeastern United States and are 95.4% leased under 301 leases as of December 31, 2000.

    We conduct substantially all of our activities through, and substantially all of our properties are held directly or indirectly by, our operating partnership. We are the sole general partner of the operating partnership and own, as of December 31, 2000, approximately 52% of the outstanding units of limited partnership interest in the operating partnership. The remaining units of limited partnership interest are owned by limited partners of the operating partnership. Our officers and trustees own approximately 32.4% of the outstanding units of limited partnership interest (exclusive of the units owned by us) as of April 19, 2001. Each common unit of limited partnership interest of the operating partnership may be converted by the holder into one common share (subject to certain anti-dilution provisions), or, at our option, the cash value of one common share. With each such exchange, our percentage interest in the operating partnership will increase.

    Our common shares are listed on the American Stock Exchange under the symbol "KTR." We intend to file an application to list our common shares for trading on the New York Stock Exchange under the symbol "KTR." There can be no assurance that such application will be approved. If we are able to list our shares on the New York Stock Exchange, we will immediately delist our common shares on the American Stock Exchange.

    Our principal executive offices are located at 200 Four Falls Corporate Center, Suite 208, West Conshohocken, PA 19428 and our telephone number is
(484) 530-1800. We also maintain offices in New York City, Albany and Syracuse, New York, Philadelphia, Allentown and Harrisburg, Pennsylvania, Indianapolis, Indiana and Greenville, South Carolina. Unless the context otherwise requires, all references to "we," "us" or "our company" refers to Keystone Property Trust and its subsidiaries, including our operating partnership.

                                USE OF PROCEEDS

    Except as we may set forth in the applicable prospectus supplement, we intend to apply the net proceeds from the sale of Securities for the repayment of indebtedness outstanding from time to time, the financing of capital commitments, acquisitions, developments and other general corporate purposes.

                                FINANCIAL RATIOS

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
  DIVIDENDS

    The following financial ratio measures our ability to repay interest, any preferred stock dividends and preferred unit distributions from our earnings. Earnings were computed by adding fixed charges (excluding preferred stock dividends, preferred unit distributions and capitalized interest) and minority interests of holders of common units in our operating partnership to net income. Fixed charges consist of interest costs, amortization of debt issuance costs and distributions to preferred shareholders and preferred unitholders.

                                                                            YEARS ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                2000       1999       1998       1997       1996
                                                              --------   --------   --------   --------   --------
Ratio of earnings to combined fixed charges and preferred
  stock dividends...........................................    1.17(1)    1.28       1.68       1.11(2)    1.09

------------------------

(1) Excludes an $11.3 million non-cash charge for an asset valuation writedown relating to assets held for sale.

(2) Excludes non-recurring charges of $3.2 million related to the buyout of certain executive officers' employment agreements, options and warrants.

                  DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

GENERAL

    Under our declaration of trust, the total number of all classes of shares that we have authority to issue is 65,000,000, all of which are initially classified as common shares, $.001 par value. Our board of trustees may classify and reclassify any unissued shares of beneficial interest by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of beneficial interest.

COMMON SHARES

    The holders of common shares are entitled to one vote per share on all matters voted on by shareholders, including elections of the trustees, and, except as otherwise required by law or provided in any Articles Supplementary adopted by the board of trustees with respect to any series of preferred shares establishing the voting powers of such series, the holders of such shares exclusively possess all voting power. The declaration of trust does not provide for cumulative voting in the election of trustees. Subject to any preferential rights of any outstanding series of preferred shares, the holders of common shares are entitled to such dividends as may be declared from time to time by the board of trustees from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of our company available for distribution to such holders. All common shares outstanding are fully paid and non-assessable and the holders thereof have no preemptive rights. The transfer agent and registrar for the common shares is American Stock Transfer & Trust Company.

PREFERRED SHARES

    GENERAL. Under the declaration of trust, the board of trustees is authorized to provide for the issuance of preferred shares in one or more series, to establish the number of shares in each series and to fix the terms thereof. The preferred shares will, when issued, be fully paid and nonassessable and will generally have no preemptive rights. The board of trustees could authorize the issuance of preferred shares with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of common shares might believe to be in their best interests or in which holders of some, or a majority, of the common shares might receive a premium for their shares over the then market price of such common shares.

    TERMS OF PREFERRED SHARES THAT WE MAY OFFER. The following description of the preferred shares sets forth certain general terms and provisions of the preferred shares to which any prospectus supplement may relate. The statements below describing the preferred shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the declaration of trust and our by-laws and any articles supplementary to the declaration of trust designating terms of a series of preferred shares (the "Articles Supplementary").

    Reference is made to the prospectus supplement relating to the preferred shares offered thereby for specific terms, including, to the extent applicable:

    (1) the title of such preferred shares;

    (2) the number of preferred shares offered, the liquidation preference per share and the offering price of such preferred shares;

    (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such preferred shares;

    (4) the date from which dividends on such preferred shares shall accumulate, if applicable;

    (5) the provision for a sinking fund, if any, for such preferred shares;

    (6) the provision for redemption, if applicable, of such preferred shares;

    (7) any listing of such preferred shares on any securities exchange;

    (8) the terms and conditions, if applicable, upon which such preferred shares will be convertible into common shares or other shares of beneficial interest, including the conversion price or rate (or manner of calculation thereof);

    (9) any other specific terms, preferences, rights, limitations or restrictions of such preferred shares, including voting rights, if any;

    (10) a discussion of federal income tax considerations applicable to such preferred shares;

    (11) the relative ranking and preference of such preferred shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of our company;

    (12) any limitations on issuance of any series of preferred shares ranking senior to or on a parity with such series of preferred shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of our company; and

    (13) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT.

    RANK. Unless otherwise specified in the applicable prospectus supplement, the preferred shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our company, rank (i) senior to all classes or series of common shares and to all equity securities ranking junior to such preferred shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of our company; (ii) on a parity with all of our equity securities, the terms of which specifically provide that such equity securities rank on a parity with the preferred shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of our company; and (iii) junior to all of our equity securities, the terms of which specifically provide that such equity securities rank senior to the preferred shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of our company.

    DIVIDENDS. Holders of the preferred shares of each series will be entitled to receive, when, as and if declared by the board of trustees, out of assets legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on our share transfer books on such record dates as shall be fixed by the board of trustees.

    Dividends on any series of the preferred shares may be cumulative or noncumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If the board of trustees fails to declare a dividend payable on a dividend payment date on any series of the preferred shares for which dividends are noncumulative, then the holders of such series of the preferred shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and we will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

    If preferred shares of any series is outstanding, no dividends will be declared or paid or set apart for payment on any of our shares of beneficial interest of any other series ranking, as to dividends, on a parity with or junior to the preferred shares of such series for any period, unless (i) if such series of preferred shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment on the preferred shares of such series for all past dividend periods and the then current dividend period, or (ii) if such series of preferred shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment on the preferred shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon preferred shares of any series and the shares of any other series of preferred shares ranking on a parity as to dividends with the preferred shares of such series, all dividends declared upon preferred shares of such series and any other series of preferred shares ranking on a parity as to dividends with such preferred shares shall be declared pro rata so that the amount of dividends declared per share of preferred shares of such series and such other series of preferred shares shall in all cases bear to each other the same ratio that accrued dividends per share on the preferred shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such series of preferred shares does not have a cumulative dividend) and such other series of preferred shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred shares of such series that may be in arrears.

    Except as provided in the immediately preceding paragraph, unless (i) if such series of preferred shares has a cumulative dividend, full cumulative dividends on the preferred shares of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, or (ii) if such series of preferred shares does not have a cumulative dividend, full dividends on the preferred shares of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, no dividends (other than in common shares or other shares of beneficial interest ranking junior to the preferred shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other dividend be declared or made upon the common shares or any other shares of beneficial interest of our company ranking junior to or on a parity with the preferred shares of such series as to dividends or upon liquidation, nor shall any common shares, or any other shares of beneficial interest of our company ranking junior to or on a parity with the preferred shares of such series as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for other shares of beneficial interest of our company ranking junior to the preferred shares of such series as to dividends and upon liquidation).

    Any dividend payment made on shares of a series of preferred shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series that remain payable.

    REDEMPTION. If so provided in the applicable prospectus supplement, the preferred shares will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

    The applicable prospectus supplement relating to a series of preferred shares that is subject to mandatory redemption will specify the number of shares of such preferred shares that we shall redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such preferred shares does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred shares of any series is payable only from the net proceeds of the issuance of our shares of beneficial interest, the terms of such preferred shares may provide that if no such shares of beneficial interest shall have been issued, or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred shares shall automatically and mandatorily be converted into the applicable shares of beneficial interest pursuant to conversion provisions specified in the applicable prospectus supplement.

    Notwithstanding the foregoing, unless (i) if a series of preferred shares has a cumulative dividend, full cumulative dividends on all shares of such series of preferred shares shall have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or
(ii) if a series of preferred shares does not have a cumulative dividend, full dividends on all shares of the preferred shares of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of such series of preferred shares shall be redeemed unless all outstanding shares of preferred shares of such series are simultaneously redeemed; PROVIDED, HOWEVER, that the foregoing shall not prevent the purchase or acquisition of preferred shares of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred shares of such series. In addition, unless
(i) if such series of preferred shares has a cumulative dividend, full cumulative dividends on all outstanding shares of such series of preferred shares have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) if such series of preferred shares does not have a cumulative dividend, full dividends on the preferred shares of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, we shall not purchase or otherwise acquire directly or indirectly any shares of such series of preferred shares (except by conversion into or exchange for our shares of beneficial interest ranking junior to the preferred shares of such series as to dividends and upon liquidation); PROVIDED, HOWEVER, that the foregoing shall not prevent the purchase or acquisition of shares of preferred shares of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred shares of such series.

    If fewer than all of the outstanding shares of preferred shares of any series are to be redeemed, we will determine the number of shares to be redeemed and we may redeem such shares pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by any other equitable manner which we decide.

    Unless provided otherwise for any series of preferred shares, we will mail a notice of redemption generally at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred shares of any series to be redeemed at the address shown on our share transfer books. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the preferred shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such preferred shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of preferred shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of preferred shares to be redeemed from each such holder. If we have given notice of redemption of any preferred shares and if we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any preferred shares so called for redemption, then from and after the redemption date, dividends will cease to accrue on such preferred shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

    LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company, then, before any distribution or payment shall be made to the holders of any common shares or any other class or series of our shares of beneficial interest ranking junior to the preferred shares in the distribution of assets upon any liquidation, dissolution or winding up of our company, the holders of each series of preferred shares shall be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, if any, set forth in the applicable prospectus supplement, plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred shares will have no right or claim to any of our remaining assets. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of preferred shares and the corresponding amounts payable on all shares of other classes or series of our shares of beneficial interest ranking on a parity with the preferred shares in the distribution of assets, then the holders of the preferred shares and all other such classes or series of shares of beneficial interest ranking on parity with the preferred shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If we have made liquidating distributions in full to all holders of preferred shares, our remaining assets shall be distributed among the holders of any other classes or series of shares of beneficial interest ranking junior to the preferred shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of our company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of our company.

    VOTING RIGHTS. Holders of the preferred shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

    Unless provided otherwise for any series of preferred shares, so long as any shares of preferred shares of a series remain outstanding, we will not, without the affirmative vote or consent of the holders of at least a majority of the shares of such series of preferred shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of beneficial interest ranking senior to such series of preferred shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized shares of beneficial interest into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares, or (ii) amend, alter or repeal the provisions of the declaration of trust or the Articles Supplementary for such series of preferred shares, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred shares or the holders thereof; PROVIDED, HOWEVER, with respect to the occurrence of any event set forth in (ii) above, so long as the preferred shares remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an event we may not be the surviving entity, the occurrence of any such event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of preferred shares; and PROVIDED FURTHER that (a) any increase in the amount of the authorized preferred shares or the creation or issuance of any other series of preferred shares or (b) any increase in the amount of authorized shares of such series or any other series of preferred shares, in each case ranking on a parity with or junior to the preferred shares of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of preferred shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

    CONVERSION RIGHTS. The terms and conditions, if any, upon which any series of preferred shares is convertible into common shares will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of common shares into which the shares of preferred shares are convertible, the conversion price or rate (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred shares or at our option, the events requiring an adjustment of the conversion price and the provisions affecting conversion in the event of the redemption of such series of preferred shares.

    TRANSFER AGENT. The transfer agent and registrar for the preferred shares will be set forth in the applicable prospectus supplement.

RESTRICTIONS ON TRANSFER

    For us to qualify as a REIT under the Code, not more than 50% in value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and our shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, and certain percentages of our gross income must be from particular activities. Because our trustees believe it is essential for us to continue to qualify as a REIT, the declaration of trust, subject to certain exceptions, provides that no holder (other than current excepted holders and any other person who the trustees approve, at their option and in their discretion, provided that such approval will not result in the termination of our status as a REIT) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 4.9% (the "Ownership Limit") of the outstanding common shares (in value or number of shares, whichever is more restrictive) and with respect to any class or series of preferred shares, 9.9% (in value or number of shares, whichever is more restrictive) of the outstanding shares of such class or series of preferred shares. The foregoing restrictions on transferability and ownership will not apply if the trustees determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. If any purported transfer of shares would cause our shares to be beneficially owned by less than 100 persons, then such purported transfer shall be void AB INITIO and the intended transferee shall acquire no rights in such shares. If any transfer of shares occurs which, if effected, would (i) create a direct or indirect ownership of shares in excess of the Ownership Limit, (ii) result in our company being "closely held" within the meaning of Section 856(h) of the Code, or (iii) otherwise result in our failure to qualify as a REIT, then the shares of beneficial interest being transferred that would cause one or more of the restrictions on ownership or transfer to be violated will be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of such shares shall have no right to receive dividends or other distributions with respect to such shares and shall have no right to vote such shares. Any dividends or other distributions paid to such purported transferee prior to our discovery that the shares have been transferred to a trust shall be paid upon demand to the trustee of the trust for the benefit of the charitable beneficiary. The trustee of the trust will have all rights to dividends with respect to our shares of beneficial interest held in trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. The trustee shall designate a transferee of such shares so long as such shares would not violate the Ownership Limit in the hands of such designated transferee. Upon the sale of such shares, the purported transferee shall receive the lesser of (A) (i) the price per share such purported transferee paid for the shares of beneficial interest in the purported transfer that resulted in the transfer of shares of beneficial interest to the trust, or (ii) if the transfer or other event that resulted in the transfer of shares of beneficial interest gave full value for such shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust, and (B) the price per share received by the trustee from the sale or disposition of the shares held in the trust.

    All certificates representing shares of beneficial interest will bear a legend referring to the restrictions described above.

    Every owner of more than 1% (or such other percentage as required by the Code or regulations thereunder) of the issued and outstanding common shares will be required to file a written notice with us containing the information specified in the declaration of trust no later than January 30 of each year. In addition, each shareholder shall upon demand be required to disclose to us in writing such information as we may request in good faith in order to determine our status as a REIT.

    These ownership limitations may have the effect of precluding acquisition of control of our company unless the trustees determine that maintenance of REIT status is no longer in our best interest.

LIMITATION OF LIABILITY OF TRUSTEES

    Our declaration of trust provides that, to the fullest extent permitted by Maryland law, a trustee or officer will not be personally liable for monetary damages to us or you.

INDEMNIFICATION OF TRUSTEES AND OFFICERS

    Our declaration of trust provides that we shall indemnify (i) our trustees and officers to the fullest extent required or permitted by Maryland law, including the advance of expenses under the procedures set forth in our by-laws and to the full extent permitted by law and (ii) other employees and agents to such extent as shall be authorized by our trustees or our by-laws and be permitted by law. The declaration of trust provides that no amendment of the declaration of trust or repeal of any of its provisions shall limit or eliminate the right to indemnification provided thereunder with respect to acts or omissions occurring prior to such amendment or repeal. We have a trustee and officer liability insurance policy with a $15,000,000 limit of liability and a company retention of $75,000 in the aggregate for each claim other than securities claims which have an aggregate retention of $250,000.

TERMS OF SERIES A CONVERTIBLE PREFERRED SHARES

    We currently have 800,000 shares classified as Series A preferred shares issued and outstanding as of December 31, 2000. The Series A preferred shares have the following terms:

    VOTING RIGHTS. Except in certain limited circumstances and as required by applicable law, holders of Series A preferred shares are not entitled to vote. The affirmative vote or consent of the holders of at least two-thirds of the votes entitled to be cast by holders of outstanding Series A preferred shares is required to authorize or increase the number of shares of a class senior to the Series A preferred shares or to authorize any amendment to our declaration of trust that would materially and adversely affect the voting powers, rights or privileges of the holders of the Series A preferred shares. If and whenever dividends on any Series A preferred shares are in arrears for six or more quarterly periods (whether or not consecutive), the number of trustees then constituting our board of trustees shall be increased by one and the holders of Series A preferred shares, voting as a single class, will be entitled to nominate and vote for the election of the additional trustee.

    DIVIDENDS. Holders of Series A preferred shares are entitled to cumulative dividends, payable quarterly and in preference to dividends payable on our common shares and any other shares ranking junior to the Series A preferred shares, when, as and if declared by our board of trustees out of funds legally available for that purpose, at the rate of the greater of (i) $2.25 per share per year or (ii) an amount per share equal to the aggregate annual amount of cash dividends paid or payable, if any, with respect to the number of common shares into which each Series A preferred share is then convertible. Such dividends are cumulative from the date of issuance of the Series A preferred shares and compound quarterly at a rate of 9% per annum.

    LIQUIDATION. In the event of any (i) liquidation, dissolution or winding-up of our affairs, (ii) consolidation or merger which results in a change in control of our company, or (iii) sale or transfer of all or substantially all of our assets other than to an affiliate (each a "Liquidation Event"), the holders of Series A preferred shares will be entitled to receive, out of our assets legally available for distribution to our shareholders, before distributions are made to holders of our common shares or any other shares ranking junior to the Series A preferred shares as to liquidating distributions, the greater of
(i) (A) a liquidation preference equal to the sum of $25.00 per share and accrued and unpaid dividends plus (B) the applicable liquidation premium set forth below, or (ii) an amount per share equal to the amount which would have been payable had each share been converted into common shares immediately prior to such liquidation, sale or merger. If, on or prior to December 15, 2003, there is (i) a consolidation or merger which results in a change of control of our company and in which the surviving entity is another entity that is or may be an issuer of senior unsecured debt securities or preferred shares rated investment grade and that has common equity securities with an average daily trading volume of $2,475,000 over the prior 30 trading days, the liquidation premium will be 5% of the liquidation preference or (ii) any other Liquidation Event, the liquidation premium will be 10% of the liquidation preference. If there is a Liquidation Event after December 15, 2003, the liquidation premium will be equal to the redemption premium set forth in the following paragraph.

    REDEMPTION. We may not redeem Series A preferred shares prior to December 15, 2003. On or after December 15, 2003, we may redeem for cash all, but not less than all, of the outstanding Series A preferred shares at a price per share equal to the liquidation preference (which is $25.00 per share) plus a redemption premium as set forth in the following table:

                                                                REDEMPTION PREMIUM
                                                                AS A PERCENTAGE OF
REDEMPTION DATE                                               LIQUIDATION PREFERENCE
---------------                                               ----------------------
From December 15, 2003 through and including December 14,
  2004......................................................            4.5%

From December 15, 2004 through and including December 14,
  2005......................................................          3.375%

From December 15, 2005 through and including December 14,
  2006......................................................           2.25%

From December 15, 2006 through and including December 14,
  2007......................................................          1.125%

Thereafter..................................................              0%

    CONVERSION. Each Series A preferred share is convertible at any time into the number of common shares obtained by dividing the aggregate liquidation preference (which is $25 per share) of such Series A preferred shares by $16.50. The conversion price is subject to adjustment upon certain events such as a combination or subdivision of our common shares, the issuance of rights, options or warrants to holders of our common shares entitling them to purchase common shares at a price less than their current market value or any action affecting our common shares that in the opinion of our board of trustees would materially adversely affect the conversion rights of the holders of Series A preferred shares.

    RIGHTS UPON CERTAIN TRANSACTIONS. We may not enter into certain transactions in which our common shares are converted into the right to receive securities or other property (including cash), unless each Series A preferred share that is not redeemed or converted into the right to receive securities or other property will be converted into the securities or other property that would have been received if such Series A preferred shares were converted into common shares immediately prior to the transaction. We may not agree to enter into such a transaction unless provisions are made that enable holders of Series A preferred shares that remain outstanding after the transaction to convert their shares into the consideration received by holders of common shares at the conversion price in effect immediately prior to the transaction. Furthermore, in the event of a consolidation or merger with an unaffiliated entity in which our company is not the surviving entity, the holders of Series A preferred shares may require us to make provision for the Series A preferred shares in accordance with the immediately preceding sentences unless we redeem all of the Series A preferred shares for an amount equal to the liquidation preference, plus a redemption premium of 10% of the liquidation preference.

    PREEMPTIVE RIGHTS. If we propose to issue for cash either common shares or securities convertible into common shares (with the exception of limited partner interests in our operating partnership), we must give each holder of Series A preferred shares the right to purchase, on the same terms, up to an amount of our common shares or other securities issued so that, upon consummation of the proposed issuance, such holder would hold the same percentage of our common shares that it held immediately prior to the proposed issuance (assuming conversion to common shares of all Series A preferred shares held by such holder).

TERMS OF SERIES B CONVERTIBLE PREFERRED SHARES

    We currently have 4,200,000 shares classified as Series B preferred shares authorized and 803,871 issued and outstanding as of December 31, 2000. The Series B preferred shares have the following terms:

    VOTING RIGHTS. Except in certain limited circumstances and as required by applicable law, holders of Series B preferred shares are not entitled to vote. The affirmative vote of at least two-thirds of the votes cast by holders of outstanding Series B preferred shares is required to authorize or increase the number of shares of another class ranking senior to the Series B preferred shares or to authorize an amendment to our declaration of trust that would materially and adversely affect the voting powers, rights or privileges of the holders of the Series B preferred shares. If and whenever (i) dividends on any Series B preferred shares are in arrears for six or more quarterly periods (whether or not consecutive), (ii) we breach certain fixed charge coverage ratios, (iii) our aggregate dividends declared or paid on our common shares and preferred shares from the issue date of any Series B preferred shares exceeds our cumulative funds from operations plus capital gains not included in our funds from operations from such issue date or (iv) we breach any covenant granted to holders of future series of our preferred shares that restricts the total amount of our indebtedness and preferred shares to a specified percentage of the value or our assets or real estate, the number of trustees then constituting our board of trustees shall be increased by one and the holders of Series B preferred shares, voting as a single class, will be entitled to nominate and vote for the election of the additional trustee. We also have agreed that the holders of Series B preferred shares shall be granted, in addition to the voting rights stated above, voting rights equivalent to those granted by us in connection with the issuance of any future series of preferred shares, including but not limited to the Series C convertible preferred shares described on page 22.

    DIVIDENDS. Holders of Series B preferred shares are entitled to cumulative dividends, payable quarterly and in preference to dividends payable on our common shares, and any other shares ranking junior to the Series B preferred shares, when, as and if declared by our board of trustees out of funds legally available for that purpose, at the rate of $2.4375 per share per year plus the amount by which cash dividends with respect to our common shares exceeds a rate of $1.56 (subject to adjustment) per share per year multiplied by the conversion ratio then in effect for the Series B preferred shares. Such dividends shall be cumulative from the date of issuance of the Series B preferred shares and shall compound quarterly at a rate per annum equal to 9.75%.

    LIQUIDATION. In the event of any (i) liquidation, dissolution or winding-up of our affairs, (ii) consolidation or merger which results in a change in control of our company, or (iii) sale or transfer of all or substantially all of our assets other than to an affiliate (each a "Liquidation Event"), the holders of Series B preferred shares will be entitled to receive, out of our assets legally available for distribution to our shareholders, before distributions are made to holders of our common shares or any other shares ranking junior to the Series B preferred shares as to liquidation distributions, the greater of
(i) (A) a liquidation preference in an amount equal to the sum of $25.00 per share and accrued and unpaid dividends plus (B) the applicable liquidation premium set forth below, or (ii) an amount per share equal to the amount which would have been payable had each share been converted into common shares immediately prior to such Liquidation Event. If, on or prior to December 15, 2003, there is (i) a consolidation or merger which results in a change of control of our company and in which the surviving entity is another entity that is or may be the issuer of senior unsecured debt securities or preferred shares rated investment grade, the liquidation premium will be 5% of the liquidation preference or (ii) any other Liquidation Event, the liquidation premium will be 10% of the liquidation preference. If, after December 15, 2003, there is a Liquidation Event the liquidation premium will be the same as the redemption premium set forth in the following paragraph.

    REDEMPTION. We may redeem for cash, at any time, all or part of the outstanding Series B preferred shares. On or before September 27, 2004, we may redeem the shares for cash at a redemption price per share equal to the amount necessary to produce a 17% internal rate of return. After September 27, 2004, we may redeem for cash the shares at a redemption price equal to the following percentage of the liquidation preference (which is $25.00 per share) as set forth in the following table:

                                                                REDEMPTION PREMIUM
                                                                AS A PERCENTAGE OF
REDEMPTION DATE                                               LIQUIDATION PREFERENCE
---------------                                               ----------------------
From September 27, 2004 through and including September 27,
  2005......................................................  104.825%

From September 27, 2005 through and including September 27,
  2006......................................................  103.62%

From September 27, 2006 through and including September 27,
  2007......................................................  102.41%

From September 27, 2007 through and including September 27,
  2008......................................................  101.21%

Thereafter..................................................  100%

If we call less than all the Series B preferred shares for redemption, shares will be redeemed pro rata on the basis of the number of shares owned. In the event of a change in control in which the surviving entity does not have or may not have senior unsecured indebtedness or preferred shares rated investment grade, each holder of Series B preferred shares shall have the right to require us to redeem all, but not less than all, outstanding Series B preferred shares owned by such holder for an amount per share equal to the liquidation preference plus a premium equal to 10% of the liquidation preference.

    CONVERSION. Each holder of Series B preferred shares has the right, at his or her option, at any time and from time to time, to convert such shares into the number of common shares obtained by dividing the aggregate liquidation preference of such Series B preferred shares by a conversion price of $16.00. The conversion price is subject to adjustment upon certain events such as a combination or subdivision of our common shares or any action affecting our common shares that in the opinion of our board of trustees would materially adversely affect the conversion rights of the holders of Series B preferred shares.

    FAVORED STATUS. Pursuant to a contribution agreement executed in August 1999 in connection with our acquisition of a portfolio of properties in New Jersey and New York, we have agreed that the contributors who received our preferred shares or preferred units in the transaction will be entitled to the benefit of any change or supplement to the terms of our Series C preferred shares if the change or supplement is beneficial to the purchaser of the Series C preferred shares.

TERMS OF SERIES C CONVERTIBLE PREFERRED SHARES

    We currently have 800,000 shares classified as Series C preferred shares issued and outstanding as of December 31, 2000. The Series C preferred shares have the following terms:

    VOTING RIGHTS. Except in certain limited circumstances and as required by applicable law, holders of Series C preferred shares are not entitled to vote. The affirmative vote of at least two-thirds of the votes cast by the holders of the Series C preferred shares is required to authorize or increase the number of shares of a class senior to, or on parity with, the Series C preferred shares or to authorize an amendment to our declaration of trust that would materially and adversely affect the voting powers, rights or privileges of the holders of the Series C preferred shares. The consent of the holders of a majority in interest of the Series C preferred shares is also required before we or any subsidiary of ours can enter into any capital-raising transaction or financing; provided, however, that such consent is not required if, in each case, such capital-raising transaction or financing represents a refinancing or some other renewal of the then current amount of our outstanding indebtedness or our subsidiary, or if we meet a certain required fixed charge coverage ratio. If we do not receive the necessary consent described in the preceding two sentences, the number of trustees then constituting our board of trustees shall be increased by one and the holders of Series C preferred shares, voting as a single class, will be entitled to nominate and vote for the election of the additional trustee.

    DIVIDENDS. The holders of Series C preferred shares are entitled to cumulative dividends, payable quarterly and in preference to dividends payable on our common shares and any other shares ranking junior to the Series C preferred shares, when, as and if authorized and declared by our board of trustees out of funds legally available for that purpose, at the rate of $2.4375 per share per year plus the amount by which cash dividends with respect to one share of our common shares exceeds a rate of $1.54 (subject to adjustment) per year multiplied by the conversion ratio then in effect for the Series C preferred shares. Such dividends shall be cumulative from the date of issuance of the Series C preferred shares and compound quarterly at a rate of 9.75% per annum.

    LIQUIDATION. In the event of any Liquidation Event, the holders of Series C preferred shares will be entitled to receive, out of our assets legally available for distribution to our shareholders, before distributions are made to holders of our common shares or any other shares ranking junior to the Series C preferred shares as to liquidation distributions, the greater of (i) (A) a liquidation preference in an amount equal to the sum of $25.00 per share and accrued and unpaid dividends plus (B) the applicable liquidation premium set forth below, or (ii) an amount per share equal to the amount which would have been payable had each share been converted into common shares immediately prior to such Liquidation Event. If, on or prior to September 27, 2004, there is
(i) a consolidation or merger which results in a change of control of our company and in which the surviving entity is another entity that is or may be the issuer of senior unsecured debt securities or preferred shares rated investment grade, the liquidation premium will be 5% of the liquidation preference or
(ii) any other Liquidation Event, the liquidation premium will be 10% of the liquidation preference. If, after September 27, 2004, there is a Liquidation Event, the liquidation premium will be the same as the redemption premium set forth in the following paragraph.

    REDEMPTION. At any time following September 27, 2004, we may redeem for cash all or part of the outstanding Series C preferred shares at a price per share equal to the following percentage of the liquidation preference (which is $25.00 per share) as set forth in the following table:

                                                                REDEMPTION PREMIUM
                                                                AS A PERCENTAGE OF
REDEMPTION DATE                                               LIQUIDATION PREFERENCE
---------------                                               ----------------------
From September 27, 2004 through and including September 27,
  2005......................................................  104.75%

From September 27, 2005 through and including September 27,
  2006......................................................  103.5625%

From September 27, 2006 through and including September 27,
  2007......................................................  102.375%

From September 27, 2007 through and including September 27,
  2008......................................................  101.1875%

Thereafter..................................................  100%

If we call less than all of the outstanding Series C preferred shares for redemption, shares will be redeemed pro rata in proportion to the number of shares owned.

    CONVERSION. Each holder of Series C preferred shares may at any time convert such shares into the number of our common shares obtained by dividing the aggregate liquidation preference of such Series C preferred shares by a conversion price of $15.75. The conversion price is subject to adjustment upon certain events such as a combination or subdivision of our common shares, the granting of rights, options or warrants to holders of our common shares entitling them to purchase common shares at a price less than their current market value or any action affecting our common shares that in the opinion of our board of trustees would materially adversely affect the conversion rights of the holders of Series C preferred shares.

    RIGHTS UPON CERTAIN TRANSACTIONS. We may not enter into certain transactions in which our common shares are converted into the right to receive securities or other property, unless provision is made that each Series C preferred share that is not redeemed or converted into the right to receive securities or other property is thereafter convertible into the securities or other property that would have been received if such Series C preferred shares were converted into common shares immediately prior to the transaction.

                        DESCRIPTION OF DEPOSITARY SHARES

    We may issue depositary receipts ("Depositary Receipts") representing fractional interests in shares of a particular series of preferred shares ("Depositary Shares"). We will deposit the preferred shares of a series which is the subject of Depositary Shares with a depositary, which will hold those preferred shares for the benefit of the holders of the Depositary Shares, in accordance with a deposit agreement between us and the depositary. The holders of Depositary Shares will be entitled to all the rights and preferences of the series of preferred shares to which the Depositary Shares relate, including dividend, voting, conversion, redemption and liquidation rights, to the extent of their interests in those preferred shares.

    While the deposit agreement relating to a particular series of preferred shares may have provisions applicable solely to that series of preferred shares, all deposit agreements relating to our preferred shares will include the following provisions:

DIVIDENDS AND OTHER DISTRIBUTIONS

    Each time we pay a cash dividend or make any other type of cash distribution with regard to preferred shares of a series, the depositary will distribute to the holder of record of each Depositary Share relating to that series of preferred shares an amount equal to the total dividend or other distribution received by the depositary on the preferred shares of the series held by it divided by the total number of outstanding Depositary Shares relating to the series (which will be the same fraction of the dividend or other distribution paid per share of preferred shares that each Depositary Share is of a share of preferred shares). If there is a distribution of property other than cash, the depositary either will distribute the property to the record holders of Depositary Shares in proportion to the Depositary Shares held by each of them, or the depositary will, with our approval, sell the property and distribute the net proceeds from the sale to the record holders of the Depositary Shares in proportion to the Depositary Shares held by them.

WITHDRAWAL OF PREFERRED SHARES

    A holder of Depositary Shares will be entitled to receive, upon surrender of Depositary Receipts representing Depositary Shares, the number of whole or fractional shares of the applicable series of preferred shares, and any money or other property, to which the Depositary Shares relate.

REDEMPTION OF DEPOSITARY SHARES

    Whenever we redeem preferred shares held by a depositary, the depositary will be required to redeem, on the same redemption date, Depositary Shares constituting, in total, the number of preferred shares held by the depositary which are redeemed, subject to the depositary's receiving the redemption price of those preferred shares. If fewer than all the Depositary Shares are to be redeemed, we will select the Depositary Shares to be redeemed pro rata or by another method which we determine to be equitable and which preserves our status as a REIT.

    From and after the date fixed for redemption, all dividends in respect of the preferred shares so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any amounts payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the applicable depositary.

VOTING

    Any time we send the holders of a series of preferred shares to which Depositary Shares relate a notice of meeting or other materials relating to a meeting of the holders of that series of preferred shares, we will provide the depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable Depositary Shares on the record date for the meeting, and the depositary will send those materials to the holders of record of the Depositary Shares on that record date. The depositary will solicit voting instructions from holders of Depositary Shares and will vote or not vote the preferred shares to which the Depositary Shares relate in accordance with those instructions. A depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from negligence or willful misconduct of such depositary.

LIQUIDATION PREFERENCE

    Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holder of each Depositary Share will be entitled to a fraction of the sum distributed to the holder of a share of the applicable series of preferred shares equal to the fraction of a share of that preferred share represented by the Depositary Share.

CONVERSION

    If shares of a series of preferred shares are convertible into common shares or other securities or property of our company, holders of Depositary Shares relating to that series of preferred shares will, if they surrender Depositary Receipts representing Depositary Shares and give us appropriate instructions to convert them, receive the common shares or other securities or property into which the number of shares (or fractions of shares) of preferred shares to which the Depositary Shares relate could at the time be converted.

AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT

    A deposit agreement may be amended by agreement between us and the depositary, except that an amendment which materially and adversely affects the rights of holders of Depositary Shares or would be materially and adversely inconsistent with the rights granted to the holders of the preferred shares to which they relate, must be approved by holders of at least two-thirds of the outstanding Depositary Shares. No amendment will impair the right of a holder of Depositary Shares to surrender the Depositary Receipts evidencing those Depositary Shares and receive the preferred shares to which they relate, except as required to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable deposit agreement as amended thereby.

    We may terminate a deposit agreement if such termination is necessary to preserve our REIT status or with the consent of holders of a majority of the Depositary Shares to which it relates. Upon termination of a deposit agreement, the depositary will make the whole or fractional shares of preferred shares to which the Depositary Shares issued under the deposit agreement relate available to the holders of those Depositary Shares. We will agree that if a deposit agreement is terminated to preserve our REIT status, then we will use our best efforts to list the preferred shares issued upon surrender of the related Depositary Shares on a national securities exchange. A deposit agreement will automatically terminate if (i) all outstanding Depositary Shares to which it relates have been redeemed or converted or (ii) a final distribution upon liquidation, dissolution or winding up of our company has been made to the holders of the Depositary Shares issued under the deposit agreement.

MISCELLANEOUS

    There will be provisions (i) requiring the depositary to forward to holders of record of Depositary Shares any reports or communications from us which are received by the depositary with respect to the preferred shares to which the Depositary Shares relate, (ii) regarding compensation of the depositary,
(iii) regarding the removal or resignation of the depositary, (iv) limiting our liability and the liability of the depositary under the deposit agreement (usually to failure to act in good faith, gross negligence or willful misconduct) and (v) indemnifying the depositary against certain possible liabilities.

                                 METHOD OF SALE

    We may sell Securities through underwriters or dealers, or we may sell Securities directly to one or more purchasers (including our executive officers or other persons that may be deemed to be our affiliates) or through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of Securities will be named in the applicable prospectus supplement. Any compensation paid to any underwriters will not exceed 8%.

    We may effect the distribution of the common shares from time to time in one or more transactions (which may involve block transactions) on the American Stock Exchange (or the exchange on which our common shares are then listed) or otherwise pursuant to and in accordance with the applicable rules of such exchange, in the over-the-counter market, in negotiated transactions, or through the issuance of preferred shares convertible into common shares (whether such preferred shares is listed on a securities exchange or otherwise), or a combination of such methods of distribution, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Securities, underwriters or agents may receive compensation from us or from purchasers of the Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on the resale of the Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us will be described, in the applicable prospectus supplement.

    Unless we otherwise specify in the applicable prospectus supplement, each series of Securities will be a new issue with no established trading market, other than the common shares which are currently listed on the American Stock Exchange. Any common shares sold pursuant to a prospectus supplement will be listed on the American Stock Exchange (or the exchange in which our common shares are then listed), subject to official notice of issuance. We may elect to list any series of preferred shares on an exchange, but are not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

    Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification against and contribution toward certain liabilities by us, including liabilities under the Securities Act.

    Underwriters, dealers and agents may be a tenant in one of our properties and they may engage in transactions with us and they may perform services for us in the ordinary course of business.

    In order to comply with the securities laws of certain states, if applicable, the Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities may not simultaneously engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

                       FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

    The following discussion summarizes certain federal income tax considerations that may be relevant to a U.S. person who holds common, preferred or depositary shares as a capital asset (generally property held for investment) within the meaning of Section 1221 of the Code, is based on current law, and is not intended and should not be construed as tax advice. The following discussion, which is not exhaustive of all possible tax considerations, does not include a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable to all prospective U.S. shareholders and does not discuss all of the aspects of federal income taxation that may be relevant to a prospective U.S. shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax law.

    As used herein, the term "U.S. person" means a person that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership (including an entity treated as a corporation or partnership for United Stated federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to United States federal income tax regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or a trust that has a valid election to be treated as a U.S. person under applicable Treasury regulations in effect. Moreover, as used herein, the term "U.S. person" includes any person whose income or gain in respect to its investment in a common share is effectively connected with the conduct of a U.S. trade or business and that has provided an IRS Form W-8ECI.

    The statements and opinions in this discussion are based on current provisions of the Code, existing, temporary and currently proposed Treasury Regulations under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this prospectus with respect to transactions entered into or contemplated prior to the effective date of such changes. In addition, we have not requested and do not plan to request any rulings from the IRS concerning our tax treatment or the tax treatment of the operating partnership. Accordingly, no assurance can be given that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or sustained by the courts if so challenged.

    THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. WE ADVISE EACH PROSPECTIVE PURCHASER OF COMMON, PREFERRED OR DEPOSITARY SHARES TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

    GENERAL. We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe that we have been organized and operated in a manner so as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. No assurance, however, can be given that we have operated in a manner so as to qualify as a REIT or will continue to operate in a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, through periodic operating results, distribution levels, diversity of share ownership and other qualification tests imposed under the Code on REITs, some of which are summarized below. While we intend to operate so as to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given that we have or will so qualify for any particular year. See the section "Failure to Qualify" on page 32.

    In the opinion of Clifford Chance Rogers & Wells LLP, our counsel ("Counsel"), commencing with our taxable year ended December 31, 1993, we have been organized and operated in conformity with the requirements for qualification as a REIT under the Code and our proposed method of operation and that of the operating partnership will enable us to continue to meet the requirements for qualification as a REIT. Counsel's opinion is based on various assumptions and is conditioned upon certain of our representations and the representations of the operating partnership as to factual matters. In addition, Counsel's opinion is based upon our factual representations concerning our business and properties, and the business and properties of the operating partnership. Unlike an IRS tax ruling or court decision, an opinion of counsel is not binding upon the IRS and no assurance can be given that the IRS will not challenge our status. Moreover, such qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels, diversity of share ownership and various other qualification tests imposed under the Code. Counsel will not review our compliance with the various REIT qualification tests on a periodic or continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any one taxable year will satisfy such requirements. See "Failure to Qualify" on page 32.

    The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect.

    So long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that we distribute currently to our shareholders. This treatment substantially eliminates the "double taxation" (taxation at both the corporate and shareholder levels) that generally results from an investment in an entity taxable as a corporation. If we do not qualify as a REIT, we would be taxed at regular income tax rates applicable to corporations on all of our taxable income, whether or not distributed to our shareholders. Even if we qualify as a REIT, we will be subject to federal income or excise tax as follows: (i) we will be taxed at regular corporate income tax rates on any undistributed REIT taxable income and undistributed net capital gains other than retained capital gains as discussed below; (ii) under certain circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference, if any; (iii) if we have (1) net income from the sale or other disposition of "foreclosure property" (generally, property acquired by reason of a foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying net income from foreclosure property, we will be subject to tax at the highest corporate rate on such income; (iv) if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than dispositions of foreclosure property and dispositions of property that occur due to involuntary conversion) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax; (v) if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on the net income attributable to the greater of the amount by which we fail the 75% or 95% test, multiplied by a fraction intended to reflect our profitability; (vi) if we should fail to distribute with respect to each calendar year at least the sum of
(1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed; (vii) if we acquire any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation and we subsequently recognize gain on the disposition of such asset in a taxable transaction during the 10-year period (the "recognition period") beginning on the date on which we acquired the asset (or we first qualified as a REIT), then pursuant to temporary Treasury Regulations issued by the IRS, the excess of (1) the fair market value of the asset as of the beginning of the applicable recognition period, over (2) our adjusted basis in such asset as of the beginning of such recognition period will be subject to tax at the highest regular corporate income tax rate.

    REQUIREMENTS FOR QUALIFICATION. The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code;
(iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) that has the calendar year as its taxable year; (vi) the beneficial ownership of which is held by 100 or more persons;
(vii) during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and
(viii) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) through (v) must be met during the entire taxable year and that condition (vi) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (vi) and (vii), however, will not apply until after the first taxable year for which an election is made to be taxed as a REIT.

    We believe that we currently satisfy all of the conditions listed in the preceding paragraph. In addition, our declaration of trust includes restrictions regarding the transfer of our common shares that are intended to assist us in continuing to satisfy the share ownership requirements described in (vi) and
(vii) above. See "Description of Shares of Beneficial Interest--Restrictions on Transfer." In rendering its opinion that we are organized in conformity with the requirements for qualification as a REIT, Counsel is relying on our representation that ownership of our shares satisfies condition (vii) and Counsel expresses no opinion as to whether the ownership restrictions contained in the declaration of trust preclude us from failing to satisfy condition
(vii) above. In addition, we intend to continue to comply with the Treasury Regulations requiring us to ascertain and maintain records which disclose the actual ownership of our shares. Although a failure to ascertain the actual ownership of our shares will not cause our disqualification as a REIT beginning with our taxable year ended December 31, 1998, a monetary fine may result.

    We currently have several "qualified REIT subsidiaries." A corporation that is a "qualified REIT subsidiary" is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" are treated as assets, liabilities and items of the REIT. In applying the requirements described herein, our "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit. Any "qualified REIT subsidiary" of ours will therefore not be subject to federal corporate income taxation, although such "qualified REIT subsidiary" may be subject to state or local taxation.

    For taxable years beginning on or after January 1, 2001, a REIT may also hold any direct or indirect interest in a corporation that qualifies as a "taxable REIT subsidiary", as long as the REIT's holdings of taxable REIT subsidiary securities do not exceed 20% of the value of REIT's total assets. To qualify as a taxable REIT subsidiary, the subsidiary and the REIT must make a joint election to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation (other than a REIT or a qualified REIT subsidiary) in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the total voting power or value. See "Asset Tests" on page 31. A taxable REIT subsidiary will pay tax at regular corporate income rates on any taxable income it earns. Moreover, the Code contains rules, including rules requiring the imposition of taxes on a REIT at the rate of 100% on certain reallocated income and expenses, to ensure that contractual arrangements between a taxable REIT subsidiary and its parent REIT are at arm's-length. In March 2001, we, together with the Management Company, elected to treat the Management Company as a taxable REIT subsidiary.

    In the case of a REIT that is a partner in a partnership, the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to receive the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT. Accordingly, our proportionate share of the assets, liabilities and items of income of the operating partnership are treated as assets, liabilities and items of income of ours for purposes of applying the requirements described herein, provided that the operating partnership is treated as a partnership for federal income tax purposes. See "Other Tax Considerations--Effect of Tax Status of the Operating Partnership on REIT Qualification" on page 35.

    INCOME TESTS. In order to qualify as a REIT, a company must generally satisfy two gross income requirements on an annual basis. First, at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% gross income test, and from dividends, interest and gain from the sale or disposition of securities.

    Rents received by a REIT will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. Second, subject to certain limited exceptions, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or a direct or indirect owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, in order for rents received with respect to a property to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to tenants, except through an "independent contractor" who is adequately compensated and from whom the REIT derives no income, or through a taxable REIT subsidiary. The "independent contractor" requirement, however, does not apply to the extent the services provided by the REIT are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant." In addition, a DE MINIMIS rule applies with respect to non-customary services provided beginning with our taxable year ended December 31, 1998. Specifically, if the value of the non-customary service income with respect to a property (valued at no less than 150% of the direct costs of performing such services) is 1% or less of the total income derived from the property, then all rental income except the non-customary service income will qualify as "rents from real property." The management company, as a taxable REIT subsidiary, may provide services (including noncustomary services) to a REIT's tenants without "tainting" any of the rental income received by the REIT, and will be able to manage or operate properties for third parties and generally engage in other activities unrelated to real estate.

    We do not anticipate receiving rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage or percentages of gross receipts or sales consistent with the rules described above). We do not anticipate receiving more than a DE MINIMIS amount of rents from any related party tenant or rents attributable to personal property leased in connection with real property that will exceed 15% of the total rents received with respect to such real property.

    We will provide certain services with respect to our properties through the operating partnership, which is not an "independent contractor." However, we believe (and have represented to Counsel) that all of such services will be considered "usually or customarily rendered" in connection with the rental of space for occupancy only so that the provision of such services will not jeopardize the qualification of rent from the properties as "rents from real property." In rendering its opinion on our ability to qualify as a REIT, Counsel is relying on such representations. In the case of any services that are not "usual and customary" under the foregoing rules, we will employ an "independent contractor" or our taxable REIT subsidiary to provide such services.

    The operating partnership may receive certain types of income that will not qualify under the 75% or 95% gross income tests. In particular, dividends received from the Management Company will not qualify under the 75% test. We believe, and have represented to Counsel, however, that the aggregate amount of such items and other non-qualifying income in any taxable year will not cause us to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

    If we fail to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions generally will be available if our failure to meet any such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources and nature of our income to our federal income tax return and any incorrect information on the schedule was not due to fraud with the intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions were to apply, a tax would be imposed on certain excess net income.

    ASSET TESTS. At the close of each quarter of its taxable year, a REIT must also satisfy the following tests relating to the nature of its assets: (i) at least 75% of the value of its total assets must be represented by real estate assets (including (1) its allocable share of real estate assets held by partnerships in which it has an interest and (2) stock or debt instruments purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the REIT and held for not more than one year following the receipt of such proceeds), cash, cash items and government securities;
(ii) not more than 25% of the value of its total assets may be represented by securities other than those in the 75% asset class; (iii) not more than 20% of the value of its total assets may be represented by securities of one or more taxable REIT subsidiaries (as defined above under "Taxation of the Company--Requirements for Qualification"); and (iv) except for investments included in the 75% asset class, securities in a taxable REIT subsidiary or qualified REIT subsidiary and certain partnership interests and debt obligations: (1) not more than 5% of the value of its total assets may be represented by securities of any one issuer, (2) it may not hold securities that possess more than 10% of the total voting power of outstanding securities of a single issuer and (3) it may not hold securities that have a value of more than 10% of the total value outstanding of securities of any one issuer.

    After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If a failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including, for example, as a result of increasing our interest in the operating partnership as a result of a merger, the exercise of redemption rights or an additional capital contribution of proceeds of an offering of shares of beneficial interest), such failure may be cured by a disposition of sufficient non-qualifying assets within 30 days following the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and plan to take such other action within 30 days following the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such action will always be successful.

    ANNUAL DISTRIBUTION REQUIREMENTS. In order to qualify as a REIT, a company is generally required to distribute to its shareholders at least 90% (95% with respect to taxable years ended prior to January 1, 2001) of its taxable income each year. In addition, it will be subject to regular capital gains and ordinary corporate tax rates on undistributed income, and also may be subject to a 4% excise tax on undistributed income in certain events. We believe that we have made, and intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirements. In such circumstances, we may cause the operating partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

    Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a taxable year by paying "deficiency dividends" to shareholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we would be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

    FAILURE TO QUALIFY. If we fail to qualify for taxation as a REIT in any taxable year and special relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate income tax rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible, nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to our shareholders will be taxable as ordinary income and, subject to certain limitations in the Code, corporate distributees may be eligible for the "dividends received deduction." In addition, our failure to qualify as a REIT would also substantially reduce the cash available for distributions to shareholders. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

TAXATION OF SHAREHOLDERS

    TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS. As long as we qualify as a REIT, distributions made to our taxable domestic shareholders out of our current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable as ordinary income, and corporate shareholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. If we designate any portion of a dividend as a capital gain dividend, a shareholder's share of such capital gain dividend would be an amount which bears the same ratio to the total amount of dividends paid to such shareholder for the taxable year as the total amount of capital gain dividends bears to the total amount of all dividends paid on all classes of shares for the taxable year. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. We may elect to retain and pay income tax on any net long-term capital gain, in which case our domestic shareholders would include in their income as long-term capital gain their proportionate share of such undistributed net long-term capital gain. A domestic shareholder would also receive a refundable tax credit for such shareholder's proportionate share of the tax paid by us on such retained capital gains and an increase in its basis in our shares in an amount equal to the difference between the undistributed long-term capital gains and the amount of tax paid by us. See section "Capital Gains and Losses" below.

    Distributions in excess of our current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's common shares, but rather will reduce the adjusted basis of such common shares. To the extent that such distributions exceed the adjusted basis of a shareholder's common shares, they will be included in income as short-term or long-term capital gain (depending on the length of time the shares have been held), assuming the common shares are a capital asset in the hands of the shareholder. In addition, any dividend declared by us in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by us and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses.

    In general, a domestic shareholder will realize capital gain or loss on the disposition of common shares equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition, and
(ii) the shareholder's adjusted basis of such common shares. Such gain or loss generally will constitute short-term capital gain or loss if the shareholder has not held such shares for more than one year and long-term capital gain or loss if the shareholder has held such shares for more than one year. See "Capital Gains and Losses" below. Loss upon a sale or exchange of common shares by a shareholder who has held such common shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from us treated by such shareholder as long-term capital gain.

    CAPITAL GAINS AND LOSSES. The maximum marginal individual federal income tax rate is 39.6%. The maximum tax rate on net capital gains applicable to individuals, trusts and estates from the sale or exchange of capital assets held for more than one year is 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For individuals, trusts and estates that would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and, effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 12 months is 25% to the extent of the deductions for depreciation (other than certain depreciation recapture taxable as ordinary income) with respect to such property. Accordingly, the tax rate differential between capital gain and ordinary income for noncorporate taxpayers may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against a noncorporate taxpayer's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate tax rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

    BACKUP WITHHOLDING. We will report to our U.S. shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or
(ii) provides a taxpayer
identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholdings rules. Any amount paid as backup withholding will be creditable against the shareholder's federal income tax liability. The United States Treasury Department has issued final regulations on October 6, 1997 (the "Final Regulations") regarding the withholding and information reporting rules discussed above. In general, the Final Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. U.S. shareholders can meet the requirements of Final Regulations by providing us with a duly completed and executed copy of IRS Form W-9. The Final Regulations are effective for payments made after December 31, 2000, subject to certain transition rules. Prospective investors should consult their own tax advisors concerning the adoption of the Final Regulations and the potential effect on their ownership of common shares.

    In addition, we may be required to withhold a portion of capital gain dividends made to any shareholders which fail to certify their non-foreign status to us. See section "Taxation of Foreign Shareholders" below.

    TAXATION OF TAX-EXEMPT SHAREHOLDERS. Distributions that we make to a shareholder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of common shares with "acquisition indebtedness" within the meaning of the Code and the common shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, under certain circumstances, qualified trusts that own more than 10% (by value) of our shares may be required to treat a certain percentage of dividends as UBTI. This requirement will only apply if we are a "pension-held REIT." The restrictions on ownership in our declaration of trust should prevent us from being classified as a pension-held REIT.

    TAXATION OF FOREIGN SHAREHOLDERS. The rules governing the United States federal income taxation of the ownership and disposition of our common shares by persons that are, for purposes of such taxation, shareholders other than U.S. shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a very limited summary of such rules. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN SHARES, INCLUDING ANY REPORTING REQUIREMENTS, AS WELL AS THE TAX TREATMENT OF SUCH AN INVESTMENT UNDER THEIR HOME COUNTRY LAWS.

    Distributions that are not attributable to gain from sales or exchanges of "U.S. real property interests" and not designated by us as capital gain dividends will be treated as dividends and taxed as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions are generally subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Shareholder's common shares, but rather will reduce the adjusted basis of such common shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's common shares, they will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of his common shares as described below (in which case they also may be subject to a 30% branch profits tax if the shareholder is a foreign corporation).

    For withholding tax purposes, we are currently required to treat all distributions as if made out of our current or accumulated earnings and profits and, thus, we intend to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder. Under the Final Regulations, generally effective for distributions after December 31, 2000, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the entire distribution will be subject to withholding at the rate applicable to ordinary dividends. However, a Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the Non-U.S. Shareholder's United States federal income or withholding tax liability, if any, with respect to the distribution.

    For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to a treaty relief or exemption. We are required by the Code to withhold 35% of any distribution that could be designated by us as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

    Gain recognized by a Non-U.S. Shareholder upon a sale of common shares will generally not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which, at all times during a specified testing period, less than 50% in value of the shares was held directly or indirectly by foreign persons. We believe that we are a "domestically controlled REIT" and, therefore, the sale of common shares will not be subject to taxation under FIRPTA. However, because our common shares are publicly traded, no assurance can be given that we will continue to qualify as a "domestically controlled REIT." If the gain on the sale of common shares were to be subject to tax under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, possible withholding tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the common shares would be required to withhold and remit to the IRS 10% of the purchase price. In addition, if we are not a "domestically controlled REIT," distributions in excess of our current and accumulated earnings and profits would be subject to withholding at a rate of 10%.

OTHER TAX CONSIDERATIONS

    EFFECT OF TAX STATUS OF THE OPERATING PARTNERSHIP ON REIT
QUALIFICATION. Substantially all of our investments are held through the operating partnership. We believe that the operating partnership is properly treated as a partnership for federal income tax purposes (and not as an association taxable as a corporation). If, however, the operating partnership were to be treated as an association taxable as a corporation, we would cease to qualify as a REIT. Furthermore, in such a situation, the operating partnership would be subject to corporate income taxes, and we would not be able to deduct our share of any losses generated by the operating partnership in computing our taxable income.

    TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. The operating partnership was formed by way of contributions of appreciated property (including certain of the properties). When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for federal income tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a "Book-Tax Difference"). The partnership agreement of the operating partnership requires allocations of income, gain, loss and deduction with respect to contributed Property to be made in a manner consistent with the special rules in Section 704(c) of the Code, and the regulations thereunder, which tend to eliminate the Book-Tax Differences with respect to the contributed properties over the depreciable lives of the contributed properties. However, because of certain technical limitations, the special allocation rules of Section 704(c) may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the operating partnership could cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all properties were to have a tax basis equal to their fair market value at the time of acquisition. The foregoing principles also apply in determining our earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased our interests in the properties at their agreed value.

    Treasury Regulations under Section 704(c) of the Code allow partnerships to use any reasonable method of accounting for Book-Tax Differences so that the contributing partner receives the tax benefits and burdens of any built-in gain or loss associated with the property. The operating partnership has determined to use the "traditional method" (which is specifically approved in the Treasury Regulations) for accounting for Book-Tax Differences with respect to the contributed properties.

    STATE AND LOCAL TAXES. We and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult with their own tax advisors regarding the effect of state, local and other tax laws of any investment in our common shares.

                                 LEGAL MATTERS

    Clifford Chance Rogers & Wells LLP, New York, New York will pass upon the validity of the Securities offered by this prospectus, as well as certain legal matters described under "Federal Income Tax Considerations." If the validity of any Securities is also passed upon by counsel for any underwriters, dealers or agents of an offering of those Securities, that counsel will be named in the prospectus supplement relating to that offering. Clifford Chance Rogers & Wells LLP will rely as to certain matters of Maryland law on the opinion of Piper Marbury Rudnick & Wolfe LLP, Baltimore, Maryland.

                                    EXPERTS

    The consolidated financial statements and the related financial statement schedules of Keystone Property Trust and subsidiaries incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated by reference herein, in reliance upon the authority of said firm as experts in giving said reports.

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                                7,500,000 SHARES

                            KEYSTONE PROPERTY TRUST

                      COMMON SHARES OF BENEFICIAL INTEREST

                          ----------------------------

                    P R O S P E C T U S  S U P P L E M E N T

                      ------------------------------------

                              MERRILL LYNCH & CO.

                           CREDIT SUISSE FIRST BOSTON
                          FIRST UNION SECURITIES, INC.

                                 APRIL 24, 2001

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